BUDGET 2009 / 1
SUMMARY BUDGET 2009/10

2 / BUDGET 2009
SUMMARY BUDGET
For the Fiscal Year ending March 31, 2010
With Comparative Data for the year ending March 31, 2009

				Per cent Change
				2009/10 Budget from
	2009/10	2008/09	2008/09	2008/09	2008/09
	Budget	Forecast	Budget	Forecast	Budget
		(Millions of Dollars)
REVENUE
Income Taxes	2,689	2,812	2,611	(4.4%)	3.0%
Other Taxes	3,293	3,329	3,321	(1.1%)	(0.8%)
Fees and Other Revenue	1,582	1,565	1,478	1.1%	7.0%
Federal Transfers	4,103	3,936	3,905	4.2%	5.1%
Net Income of Government Business Enterprises	816	812	668	0.5%	22.2%
Sinking Funds and Other Earnings	246	325	278	(24.3%)	(11.5%)

TOTAL REVENUE	12,729	12,779	12,261	(0.4)%	3.8%

EXPENDITURE
Health and Healthy Living	4,723	4,583	4,469	3.1%	5.7%
Education	3,270	3,138	3,132	4.2%	4.4%
Family Services and Housing	1,390	1,357	1,320	2.4%	5.3%
Community, Economic and Resource Development	1,529	1,509	1,479	1.3%	3.4%
Justice and Other Expenditures	1,003	1,065	951	(5.8%)	5.5%
Debt Servicing Costs	766	803	806	(4.6%)	(5.0%)

TOTAL EXPENDITURE	12,681	12,455	12,157	1.8%	4.3%

Restatement Adjustment	—	(8)	(8)

SUMMARY NET INCOME	48	316	96

NOTES:
•	The 2008/09 Budget numbers originally presented in the 2008 Budget Address have been restated to be consistent with the current presentation for the Government Reporting Entity.

•	Details of Expenditures and Revenue for Fiscal Year 2009/10, and a reconciliation to the amounts reported for Core Government are found in Schedules 1 and 2.

•	The restatement adjustment in 2008/09 is the net impact of a change in accounting policy in Core Government to more appropriately reflect tangible capital assets related to Northern Affairs communities and a new asset class of highway rehabilitation. Infrastructure projects of the Northern Affairs communities that were previously funded though capital grants – $(5) million – will now use capital authority for their projects and record the assets in 2009/10. As well, some road and highway improvement projects that were previously recorded as operating expenditures – $(7) million – will be funded through Part B – Capital Investment to more appropriately account for the projects as tangible capital assets. The interest and amortization costs of $4 million related to these projects has been added.

•	Information on the structure of the Summary Budget may be found in Appendix 2.

•	The 2008/09 Forecast is based on the Third Quarter Financial Report.

•	Numbers may not add due to rounding.

BUDGET 2009 / 3
■ SUMMARY BUDGET 2009/10
Budgeted Summary Net Income for the year is $48 million.
Revenue
Revenue in 2009/10 is projected to decrease $50 million from the 2008/09 Forecast.
Income taxes are projected to decline $123 million, or 4.4%, as both personal and corporation income taxes will be lower due to tax reduction measures and a slowing economy. Budget 2009 projects a $36 million, or 1.1%, decline in Other Taxes. Modest growth in retail sales tax and a $9 million increase in tobacco tax are offset by decreases in corporation capital tax, due to rate reductions, and to mining tax, due to the decline in commodity prices. Fees and Other Revenue is projected to increase $17 million, or 1.1%, and Net Income of Government Business Enterprises (GBEs) is projected to be virtually unchanged, increasing $4 million. Federal Transfers are projected to increase $167 million, or 4.2%, with Equalization remaining flat. A revised formula, announced on November 3, 2008 will limit the growth of the Equalization Program. Health and social transfers are up $33 million, due to program escalators for both the Canada Health Transfer and Canada Social Transfer, as well as population growth. All other transfers, including infrastructure and labour market funding from the 2009 federal budget economic stimulus package, are up $134 million.
Expenditure
Total expenditure is budgeted to increase $226 million, or 1.8%, from the 2008/09 Forecast.
The budgeted growth in Health and Healthy Living expenditure is $140 million, or 3.1%, from the 2008/09 Forecast. Education-related expenditure is increasing by $132 million, or 4.2% from the 2008/09 Forecast. Family Services and Housing expenditure is up $33 million, or 2.4% from the 2008/09 Forecast. Community, Economic and Resource Development expenditure will rise $20 million. Justice and Other Expenditures are expected to decrease by $62 million (including year-end lapse) from the 2008/09 Forecast. Debt Servicing costs are expected to drop by $37 million.*
In Budget 2009, services to people represent 77.1% of spending:
•	Health and Healthy Living expenditure makes up 37.2% of total expenditure.

•	Education accounts for 25.8% of all expenditure; it includes public schools and post-secondary institutions.

•	Family Services and Housing and Justice represent 14.1% of total expenditure.

*	Debt Servicing costs are forecast to equal 6.0¢ of every dollar of revenue in 2009/10, down 54.5% from 13.2¢ per dollar in 1999/2000.

4 / BUDGET 2009
Revenue, 2009/10
Major Sources
Per cent of Total
Numbers may not add due to rounding.
Revenue Sources
2009/10 and 2008/09
Millions of Dollars

			Change 2009/10
	2009/10	2008/09	from 2008/09
	Budget	Forecast	Forecast
Income Taxes	2,689	2,812	(123)
Other Taxes	3,293	3,329	(36)
Fees and Other Revenue	1,582	1,565	17
Federal Transfers	4,103	3,936	167
Net Income of Government Business Enterprises	816	812	4
Sinking Funds and Other Earnings	246	325	(79)

TOTAL REVENUE	12,729	12,779	(50)

Numbers may not add due to rounding.

BUDGET 2009 / 5
Expenditure, 2009/10
Major Sectors
Per cent of Total
Numbers may not add due to rounding.
Expenditure Sectors
2009/10 and 2008/09
Millions of Dollars

			Change 2009/10
	2009/10	2008/09	from 2008/09
	Budget	Forecast	Forecast
Health and Healthy Living	4,723	4,583	140
Education	3,270	3,138	132
Family Services and Housing	1,390	1,357	33
Community, Economic and Resource Development	1,529	1,509	20
Justice and Other Expenditures	1,003	1,065	(62)
Debt Servicing Costs	766	803	(37)

TOTAL EXPENDITURE	12,681	12,455	226

Numbers may not add due to rounding.

6 / BUDGET 2009
Schedule 1

Summary Revenue Estimate: Details and Reconciliation to Core Government Estimates
Fiscal Year ending March 31, 2010 (in Thousands of Dollars)

	CORE GOVERNMENT	CONSOLIDATION IMPACTS
	Revenue	and Revenue of Other
Source of Revenue	Estimates	Reporting Entities	SUMMARY
Income Taxes
Individual Income Tax	2,342,700	—	2,342,700
Corporation Income Tax	346,600	—	346,600

Subtotal: Income Taxes	2,689,300	—	2,689,300

Other Taxes
Corporation Capital Tax	135,000	—	135,000
Gasoline Tax	130,000	—	130,000
Insurance Corporations Tax	69,500	—	69,500
Land Transfer Tax	46,400	—	46,400
Levy for Health and Education	358,600	—	358,600
Mining Tax	10,000	—	10,000
Motive Fuel Tax	90,500	—	90,500
Retail Sales Tax	1,594,700	—	1,594,700
Tobacco Tax	194,000	—	194,000
Other Taxes	8,876	—	8,876
Education Property Taxes	—	655,481	655,481

Subtotal: Other Taxes	2,637,576	655,481	3,293,057

Fees and Other Revenue
Fines and Costs and Other Legal	51,848	—	51,848
Minerals and Petroleum	9,594	—	9,594
Automobile and Motor Carrier Licences and Fees	118,025	—	118,025
Parks: Forestry and Other Conservation	33,973	—	33,973
Water Power Rentals	118,502	—	118,502
Service Fees and Other Miscellaneous Charges	121,718	955,288	1,077,006
Revenue Sharing from SOAs	23,880	(23,880)	—
Tuition Fees	—	173,093	173,093

Subtotal: Fees and Other Revenue	477,540	1,104,501	1,582,041

Federal Transfers
Equalization	2,063,400	—	2,063,400
Canada Health Transfer (CHT)	903,300	—	903,300
Canada Social Transfer (CST)	392,300	—	392,300
Health Funds	13,976	—	13,976
Infrastructure Renewal	135,150	—	135,150
Manitoba Floodway Expansion	77,967	—	77,967
Shared Cost and Other Transfers	195,607	321,520	517,127

Subtotal: Federal Transfers	3,781,700	321,520	4,103,220

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor Control Commission	236,200	—	236,200
Manitoba Lotteries Corporation	311,600	—	311,600
Manitoba Hydro	—	265,000	265,000
Workers Compensation Board	—	676	676
Manitoba Public Insurance Corporation	—	2,000	2,000

Subtotal: Net Income of GBEs	547,800	267,676	815,476

Sinking Funds and Other Earnings	—	246,296	246,296

Total Revenue Estimate	10,133,916	2,595,474	12,729,390

BUDGET 2009 / 7
Schedule 2

Summary Expenditure Estimate: Details, Reconciliation to Core Government Estimates and Summary Budget Result
Fiscal Year ending March 31, 2010 (in Thousands of Dollars)

	CORE GOVERNMENT	CONSOLIDATION IMPACTS
	Expenditure	and Expenditures
Sector/Department	Estimates	of Other Reporting Entities	SUMMARY
Health and Healthy Living	4,363,709	359,512	4,723,221

Education
Advanced Education and Literacy	609,074	435,515	1,044,589
Education, Citizenship and Youth	1,474,038	751,720	2,225,758

Total Education	2,083,112	1,187,235	3,270,347

Family Services and Housing	1,256,082	133,904	1,389,986

Community, Economic and Resource Development
Aboriginal and Northern Affairs	37,684	(741)	36,943
Agriculture, Food and Rural Initiatives	225,709	177,279	402,988
Competitiveness, Training and Trade	149,663	4,092	153,755
Conservation	127,970	(4,116)	123,854
Infrastructure and Transportation	566,151	(109,620)	456,531
Intergovernmental Affairs	231,698	(1,143)	230,555
Science, Technology, Energy and Mines	82,560	8,568	91,128
Water Stewardship	33,876	(850)	33,026

Total Community, Economic and Resource Development	1,455,311	73,469	1,528,780

Justice and Other Expenditures
Legislative Assembly	37,003	(813)	36,190
Executive Council	2,916	(145)	2,771
Civil Service Commission	6,434	(38)	6,396
Culture, Heritage, Tourism and Sport	88,353	8,318	96,671
Employee Pensions and Other Costs	15,124	134,442	149,566
Finance	103,969	25,826	129,795
Healthy Child Manitoba	28,402	(130)	28,272
Justice	386,807	14,065	400,872
Labour and Immigration	51,379	7,932	59,311
Manitoba Seniors and Healthy Aging Secretariat	1,757	(38)	1,719
Enabling Appropriations	127,908	—	127,908
Other Appropriations	28,500	—	28,500
Less: Year-End Lapse	(65,000)	—	(65,000)

Total Justice and Other Expenditures	813,552	189,419	1,002,971

Debt Servicing Costs	250,150	516,317	766,467

Total Expenditure Estimate	10,221,916	2,459,856	12,681,772
Subtract: Total Expenditure Estimate (above) from Total Revenue Estimate (Schedule 1)	10,133,916	2,595,474	12,729,390

Net Result for the Year	(88,000)	135,618	47,618

Transfer to Debt Retirement Account	(20,000)	20,000	—
Transfer from Fiscal Stabilization Account	110,000	(110,000)	—

NET INCOME	2,000	45,618	47,618

BUDGET 2009 / 9
FINANCIAL MANAGEMENT STRATEGY

10 / BUDGET 2009
■ FINANCIAL MANAGEMENT STRATEGY
The Financial Management Strategy (FMS) sets out the government’s priorities for financial management, one or more measurable outcomes for each priority area, and objectives for each measurable outcome for the current year and for the future.
The FMS demonstrates the government’s commitment to enhancing transparency and accountability. The first report on outcomes for the FMS in Budget 2007 was released in the fall of 2008. The report on outcomes for the FMS presented in the 2008 Budget will be available in the fall of 2009.

For 2009/10, the FMS will continue with the five priority areas the government set for 2008/09. These areas, and their related measurable outcomes, are summarized below.

FINANCIAL MANAGEMENT PRIORITY	MEASURABLE OUTCOMES

Transparency, Accountability and Fiscal Discipline	• Summary Budgeting and Financial Reporting

• Balancing Summary Net Income

• Maintaining Accountability for Core Government Program Expenditure and Revenue

Stable and Affordable Government	• Credit Ratings

• Expenditures as a Percentage of Gross Domestic Product (GDP)

• Addressing the Unfunded Pension Liability

Managing Debt	• Debt Retirement

• Net Debt to GDP Ratio

Infrastructure and Capital Asset Renewal	• Capital Investments

Performance Measurement	• Continued Development of Performance Measurement Capacity

BUDGET 2009 / 11
■ PRIORITY AREA: TRANSPARENCY, ACCOUNTABILITY AND FISCAL DISCIPLINE
The government remains committed to continual improvements in transparency and accountability and maintaining sound financial discipline. This commitment has been evident in recent years as we have passed a number of major milestones, including: the achievement of fully Generally Accepted Accounting Principles (GAAP) compliant Summary Financial Statements as of March 31, 2005; the transition to Summary Budgeting and Reporting in 2007/08; the introduction of a FMS in Budget 2007 and the release of the first report on outcomes in the fall of 2008; the development of plans to eliminate general purpose debt and pension liabilities; and in October 2008, The Balanced Budget, Fiscal Management and Taxpayer Accountability Act came into effect.
Measurable Outcome: Summary Budgeting and Financial Reporting
Budget 2007 delivered on the commitment to transition to Summary Budgeting and Reporting. The Summary Budget presents comprehensive information on how the Government Reporting Entity (GRE) operates as a whole and what the total cost is of providing programs and services to people in Manitoba. With enactment of the new balanced budget legislation last fall, the year-end financial reporting presented in the 2008/09 Public Accounts will only contain audited Financial Statements for the GRE.
In addition, all financial reporting, including quarterly financial reporting, is being transitioned to a summary basis. During 2008/09 the quarterly financial reports have been revised to include additional information on the GRE and now also include an economic performance review and outlook. The third quarter financial report, for the first time, included an operating statement with the financial results of the GRE for the nine months ending December 31, 2008. The complete transition to having summary quarterly reporting consistent with GAAP is targeted to be in place by the end of 2009/10.
Measurable Outcome: Balancing Summary Net Income
The shift to a Summary Budget presents significant challenges. The GRE is comprised of many organizations over which government does not have day-to-day control. Given the nature of some of the entities in the GRE, the Summary Budget is more volatile than Core Government’s budget.
Today we are presenting a budget which has a positive net income on a summary basis of $48 million for 2009/10.
As noted above, updated balanced budget legislation came into force in October 2008 reflecting the shift to summary budgets and financial reporting. The Act requires the government to table a budget for the GRE in the Legislative Assembly by April 30 that projects a positive balance as at the end of that year. For the purposes of the Act, balance is the average of the net results as shown in the audited summary financial statements for each fiscal year within the four-year period ending at that time. The results of applying this formula for the 2009/10 fiscal year is a projected balance of $342 million, therefore Budget 2009 is in compliance with the Act.

12 / BUDGET 2009
Measurable Outcome: Maintaining Accountability for Core Government Program Expenditure and Revenue
To ensure transparency and accountability, the new balanced budget legislation requires the government to include a summary of the Core Government expenditures and projected revenue, consistent with the main estimates of expenditure and revenue for the fiscal year, as part of the FMS. In Budget 2009, Core Government expenditures are fully supported by related Core revenue, including allocations from the Fiscal Stabilization Account for funding advanced by the federal government and for other provincial priorities:

$ Millions
Revenue	10,134
Expenditure	10,222

(88)
Transfer to Debt Retirement Account	(20)
Transfer from Fiscal Stabilization Account	110

Net Result	2
Year-end information on Core Government’s revenue and expenditure for 2009/10 will be provided as part of the FMS report on outcomes, which will be released in the fall of 2010.

BUDGET 2009 / 13
■ PRIORITY AREA: STABLE AND AFFORDABLE GOVERNMENT
Manitoba continues to have one of the most efficient and cost-effective governments in Canada. Continuous improvements in the way government operates and delivers services help keep Manitoba programs affordable. Providing affordable public services means using public revenues effectively and efficiently to deliver government programs and services. According to Statistics Canada, since 1999/2000 Manitoba’s total per capita expenditure growth has been the second lowest of all provincial governments and Manitoba’s rank among provinces in total per capita spending has dropped from fifth highest to fourth lowest. In this challenging economic climate, the government will continue to carefully manage programs and services within existing resources.
Measurable Outcome: Credit Ratings
Manitoba continues to maintain its reputation for fiscal responsibility. The Province’s measured approach to balancing the budget, paying down debt and the pension liability, and dealing with the needs in health care and other program areas has been acknowledged by credit rating agencies. This performance has been reflected in the credit rating upgrades Manitoba received from Moody’s Investors Service and Standard & Poor’s. In November 2006, Standard & Poor’s revised its outlook on the Province of Manitoba to positive from stable, and then upgraded the credit rating of the Province in December 2007 from AA-(positive) to AA(stable). During this period of international economic and financial instability, Manitoba’s stable and diversified economy, strong financial position and commitment to responsible financial management will help ensure a stable credit outlook in 2009.
The Manitoba Government is committed to maintaining fiscal responsibility to achieve stable or improving credit ratings into the future.

Credit	2003	2004	2005	2006	2007	2008	2009
Rating Agency	Actual	Actual	Actual	Actual	Actual	Actual	Projected
DBRS	A(positive)	A(high)	A(high)	A(high)	A(high)	A(high)	A(high)
Moody’s	Aa2	Aa2	Aa2	Aa2	Aa1	Aa1	Aa1
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-(positive)	AA(stable)	AA(stable)
NOTE: As at March 31 (end of fiscal year)

14 / BUDGET 2009
Measurable Outcome: Expenditures as a Percentage of Gross Domestic Product (GDP)
Maintaining a stable and affordable government means managing the growth in spending to meet increasing demands for quality services in areas such as health, education and training. An effective measure of appropriate spending is the ratio of total expenditures as a percentage of GDP. This ratio has remained relatively stable over the last four years and is budgeted to remain within this range for 2009/10. Expenditures to GDP ratios are reflected in the following table and as part of Appendix 1, Summary Financial Statistics.

	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11
	Actual	Actual	Actual	Forecast	Budget	Projection
Core Government Programs	19.2%	18.7%	18.7%	19.2%	19.4%	18.9%
Other Reporting Entities	3.8%	4.0%	4.2%	3.5%	3.8%	3.7%
Debt Servicing Costs	2.0%	1.7%	1.7%	1.6%	1.5%	1.4%
Total Expenditures	25.0%	24.4%	24.6%	24.3%	24.7%	24.1%
NOTE:	Actual numbers for other reporting entities for 2005/06 do not include public schools as this information is not available in a GAAP format. The percentage reflected for 2005/06 would increase if public schools information was included.
Numbers may not add due to rounding.
The Manitoba Government’s objective is to maintain a stable or declining ratio over the longer term.
Measurable Outcome: Addressing the Unfunded Pension Liability
In recognition of the need for a long-term strategy to address the pension liabilities, the 2000 Budget introduced a comprehensive approach to address both debt and pension obligations. As a result, the net pension liability of $1.8 billion in Budget 2009 is a reduction of $1.6 billion from the 2004/05 net pension liability of $3.4 billion.
In 2001, we started to pay down the accumulated liability, and in the 2002 Budget we announced our plan to make current service pension contributions for new employees. In Budget 2008, current service pension contributions were extended to all employees for the first time since April 1, 1961. In Budget 2009, this $136 million cost has been allocated to departmental appropriations to better reflect the actual cost of services. The government took further steps in 2007 to deal with the unfunded pension liability by funding 75% of the employer’s liability related to the Teachers’ Retirement Allowances Fund (TRAF). Budget 2008 continued to address the unfunded pension liability by committing to begin funding the Civil Service Superannuation Fund (CSSF) and Budget 2009 includes a further allocation to CSSF. Borrowing funds to pay down the previously unfunded pension liability is a sound fiscal decision, as over the longer term, the cost of borrowing is less than the actuarially determined expected rate of return on the plan assets and the rate of growth in the pension liability.
Although current market volatility is having a negative impact on the market value of pension assets in recent months, in accordance with GAAP any market losses will be recognized over a period of time. Under GAAP, changes in pension assets and liabilities are accounted for using actuarial estimates. The difference between actual gains and losses and the actuarial estimates are recognized over the employee average remaining service life. Further information on the status of pension plan assets is provided in Budget Paper B – Supplementary Financial Information.

BUDGET 2009 / 15
■ PRIORITY AREA: MANAGING DEBT
Since coming into office, the government has been diligent about implementing specific disciplines to ensure sound fiscal management. These disciplines include: measures to pay down debt, addressing the unfunded pension liability, funding the employer’s share of current service pension entitlements and ensuring that for Core Government all capital investments are amortized and all related costs are fully reflected in annual appropriations.
Over the past nine years we have contributed $924 million to the debt retirement account to address general purpose debt and pension obligations with a further payment of $20 million planned for 2009/10. Budget 2009 includes a planned addition of $330 million for CSSF. Budget 2009 also includes $136 million in Core Government expenditures for the employer’s share of current service pension obligations.
Based on a projection for Core Government of a total of $4.4 billion in capital asset investments as of March 31, 2009, $1.7 billion of related debt will have been retired through accumulated amortization. The balance is to be repaid over the remaining useful life of those assets. The debt retirement schedule is consistent with the period of amortization which reflects the service life of those assets. A total of $135 million for amortization of capital investment has been included in Core Government for 2009/10.
Measurable Outcome: Debt Retirement
Upon coming into office in 1999 the government established a plan to retire the general purpose debt and to eliminate the pension liability
Direct action taken to address the unfunded pension liability, allocating part of the debt retirement payment to pension obligations and funding the employer’s share of current service entitlements for all employees is one component of our strict discipline to ensure sound fiscal management.
A similar discipline is applied to general purpose debt and a portion of the debt retirement payment has been allocated for this purpose over the last nine years. Our strong past investments in infrastructure and our commitment to accelerate infrastructure spending to support the economy through job creation and training opportunities means that borrowing activities for Core Government capital spending will have an impact on debt. However, asset costs are amortized over a set period that represents the useful life of the asset as required by GAAP. Inherent in the process of borrowing to fund the acquisition of assets is the fact that within the province’s long term commitment to balance its budget, the set amortization periods result in an orderly retirement of the debt. The end result is increased infrastructure investment for Manitobans, spreading the cost of those assets over their useful life and a strategy which includes a funded retirement plan of that debt.
The government has streamlined debt management, which is reflected not only in our debt retirement plan, but also in the fact that debt servicing costs as a percentage of revenue continues to decline. Since 1999/2000 the debt servicing cost rate has declined by 54.5% from 13.2¢ of every dollar of summary revenue collected to a forecasted level of 6.0¢ for 2009/10.
The Manitoba Government is committed to retiring debt with the ultimate goal of eliminating the general purpose debt and the remaining unfunded pension liabilities. In light of the need to protect vital services, amendments will be introduced to temporarily provide the government more flexibility in making the debt payment required by balanced budget legislation. The decision to modify the payments to the debt retirement account reflects the fiscal and economic reality. For 2009/10 a $20 million payment is projected. The balance that would otherwise have been paid to the debt retirement account has been redirected to address infrastructure, stimulate the economy and create jobs.

16 / BUDGET 2009
Measurable Outcome: Net Debt to GDP Ratio
Net debt is an important indicator of a government’s financial position as this highlights the affordability of future government service. Summary net debt represents the difference between the GRE’s total liabilities, such as borrowing and financing, less its financial assets* – it reflects the residual liability that must be financed by future revenues. Net debt may grow in absolute terms from time to time, as needed investments in capital assets – like the Red River Floodway, highway infrastructure and economic stimulus investments – are made. These investments underpin and support Manitoba’s economic performance. It is important therefore to measure changes in net debt against the growth of the economy, as measured by the nominal GDP.

*	Financial assets are liquid assets such as cash, investments, loans and accounts receivable that could be readily converted to cash.
Over the last several years, the Manitoba Government has seen a substantial downward trend in Net Debt to GDP ratio, lowering the ratio to a projected level of 21.6% in 2008/09 from 31.7% in 1999/2000, while continuously making much needed investments in Manitoba infrastructure. As a result our decision to invest $1.6 billion in 2009/10 in infrastructure projects to create jobs and stimulate the economy, the Net Debt to GDP ratio is forecast to increase to 23.0% in the current year. In February 2009, Moody’s acknowledged that all Canadian provinces will likely experience a brief increase in the Net Debt to GDP levels in the short term given the investment on stimulus infrastructure and tightening of revenues. The government remains committed to reducing the Net Debt to GDP ratio over the longer term.
Manitoba Net Debt to GDP Ratio

BUDGET 2009 / 17
■ PRIORITY AREA: INFRASTRUCTURE AND CAPITAL ASSET RENEWAL
Building and upgrading Manitoba’s infrastructure has been a priority for our government since 1999. In November 2008, the government committed to a four-year, $4.7-billion economic stimulus investment plan to fund key infrastructure projects in order to create jobs and training opportunities across the province. The Manitoba Bureau of Statistics estimates that, over four years the $4.7 billion investment will create or maintain approximately 40,000 jobs directly and an additional 34,000 indirect jobs. Budget 2009 supports the added emphasis on our infrastructure plans with planned expenditures of $1.6 billion in the upcoming year. The current plan to accelerate capital spending in the short term is expected to be supported by $135 million in federal economic stimulus funding.
Measurable Outcome: Capital Investments
Since coming to office in 1999, the government has invested in public capital assets, such as new or renewed hospitals, colleges, the Red River Floodway, Manitoba’s highway system, and Churchill’s deepwater seaport. The government is aware that the renewal will be costly. It is estimated that the insured or replacement value of these investments is over $36 billion.
The Red River Floodway Expansion project at a total cost of $665 million is anticipated to be finished in 2010. This project protects Manitobans from more than $12 billion in potential damages in the event of a major flood.
Budget 2009 provides the resources for upgrading Manitoba’s roads and highways, wastewater treatment plants, expanding health facilities across the province, building and restoring much need social housing and modernizing our post-secondary institutions. Budget 2009 includes funding for a multi-million four-year capital program for public schools that will address high need areas in terms of immigration and population change, and will also provide for improvements and renewal of existing facilities. Based on principles of sound financial management, Manitoba has been able to increase the assets of the province while maintaining a sustainable level of debt. To support the accelerated level of infrastructure investment, in 2009/10 instead of providing interest earnings to the fiscal stabilization account, the funds will be used to offset increases in amortization required to support capital expenditures within departments. Major capital expenditure cash flow anticipated in 2009/10 includes:

$ Millions
Roads and Highways (including preservation)	535
Universities, Colleges and Public Schools	265
Health Facilities	260
Manitoba Floodway Expansion and Water-related Infrastructure	195
Housing (including third party contributions)	173
Assistance to Third Parties	97
Public Service Buildings	80
Parks and Campground Infrastructure	17

1,622
Manitoba’s past and present commitment to infrastructure investments and renewal of existing assets, while maintaining a fiscally responsible approach to budgeting and debt management will continue to deliver benefits to Manitobans.

18 / BUDGET 2009
■ PRIORITY AREA: PERFORMANCE MEASUREMENT
Improving the way government measures on both financial and non-financial performance outcomes enhances both transparency and accountability. Outcomes-based reporting provides information on the actual impacts, benefits or changes experienced as a result of a program or government service.
Measurable Outcome: Continued development of performance measurement capacity
Manitoba is committed to continuing progress on the measurement of performance outcomes.
The 2008 Financial Management Strategy identified the eight principles which guide measurement and reporting for the government departments and major Crown corporations:
1.	The organization’s public purpose is explained.

2.	The organization’s priorities relate to overall government priorities.

3.	Each organizational priority has objectives and actions to achieve them.

4.	Measures are developed with outcomes in mind, focusing on a few critical aspects of performance.

5.	Financial and non-financial information are linked.

6.	The strategic context for the plan and reported results is discussed.

7.	Performance information looks forward and backward in time.

8.	Information is clear, relevant, credible and balanced.
The statement of overall government priorities will be updated in mid-April. Key performance measures will continue to be included in every government department’s annual report. Performance reporting information is also included in the annual reports, and various specialized reports, of many other entities in the GRE.
In 2009/10, Manitoba will work toward increasing departmental capacity to measure, monitor, and evaluate effectiveness and efficiency of programs. Initial steps will include development of workshops on performance measurement for government staff and establishment of a performance measurement network to build a community of practice within government.

BUDGET 2009 / 19
PROVINCIAL OUTLOOK

20 / BUDGET 2009
Summary Budget Outlook

	2008/09	2009/10	2010/11
	Forecast	Budget	Projection
	Millions of Dollars
REVENUE
Core Government [1]	10,113	10,134	10,409
Net Income of Government Business Enterprises (GBEs)
Manitoba Liquor Control Commission	227	236	244
Manitoba Lotteries Commission	303	312	321
Manitoba Hydro	314	265	184
Workers Compensation Board	(32)	1	4
Manitoba Public Insurance Corporation	0	2	2

Subtotal	812	816	755
Less: Consolidation Adjustment	(530)	(548)	(565)

Net Contribution of GBEs	282	268	190
Other Reporting Entities	2,384	2,327	2,376

TOTAL REVENUE	12,779	12,729	12,975

EXPENDITURE
Core Government Programs and Services	10,091	10,222	10,428
Other Reporting Entities	2,364	2,459	2,513

TOTAL EXPENDITURE	12,455	12,681	12,941

Restatement Adjustment	(8)
SUMMARY NET INCOME	316	48	34

Balance under Balanced Budget Legislation	424	342	244
Numbers may not add due to rounding.
NOTES:

[1]	Core Government revenue includes net income of Manitoba Lotteries Corporation and Manitoba Liquor Control Commission; that income is eliminated in the Consolidation Adjustment.

*	Revenue and expenditure projections for GBEs and Other Reporting Entities are based on information provided by the entities.
Fiscal projections beyond 2010/11 have become subject to a very high degree of uncertainty due to the current volatility in both the global and national economic outlooks.

BUDGET 2009 / 21
APPENDIX 1
MANITOBA SUMMARY FINANCIAL STATISTICS

22 / BUDGET 2009
Manitoba Summary Financial Statistics

	2009/10	2008/09	2007/08	2006/07	2005/06	2004/05
	Budget	Forecast	Actual	Actual	Actual	Actual
			(Millions of Dollars)
SUMMARY FINANCIAL STATEMENTS
Revenue
Income Taxes	2,689	2,812	2,652	2,441	2,322	2,244
Other Taxes	3,293	3,329	3,288	3,129	2,285	2,219
Fees and Other Revenue	1,582	1,565	1,619	1,493	1,552	1,398
Federal Transfers	4,103	3,936	3,597	3,320	3,103	3,156
Net Income (Loss) of Government Business Enterprises	816	812	946	627	958	679
Sinking Funds and Other Earnings	246	325	335	375	505	444

Total Revenue	12,729	12,779	12,437	11,385	10,725	10,140

Expenditure
Health and Healthy Living	4,723	4,583	4,224	3,956	3,809	3,560
Education	3,270	3,138	3,218	2,948	2,291	2,309
Family Services and Housing	1,390	1,357	1,224	1,142	1,075	1,020
Community, Economic and Resource Development	1,529	1,509	1,406	1,280	1,526	1,169
Justice and Other General Expenditures	1,003	1,065	974	829	820	755
Debt Servicing Costs	766	803	815	745	810	765

Total Expenditure	12,681	12,455	11,861	10,900	10,331	9,578

Restatement Adjustment		(8)

Summary Net Income/(Loss)	48	316	576	485	394	562

Provincial Borrowings, Guarantees & Obligations
General Government Programs	6,305	6,316	6,383	6,564	6,583	6,594
General Government Programs-Pension Liability	2,180	1,850	1,500	0	0	0
Manitoba Hydro	8,247	7,556	6,796	6,636	6,524	6,615
Other Crown Organizations	1,451	1,291	1,269	1,279	1,272	1,340
Health Facilities	1,054	892	833	790	767	739
Government Enterprises and Other	69	79	92	150	163	173
Capital Investments	1,861	1,411	1,084	749	464	363

Subtotal	21,167	19,395	17,957	16,168	15,773	15,824

Other Obligations
Pension Liability	4,667	4,556	4,451	4,159	3,967	3,761
Pension Asset Fund	(2,889)	(2,599)	(2,242)	(699)	(537)	(382)

Net Pension Liability	1,778	1,957	2,209	3,460	3,430	3,379
Debt incurred for and repayable by the Manitoba Hydro-Electric Board and Manitoba Lotteries Corporation	(8,040)	(7,320)	(6,619)	(6,163)	(6,276)	(6,215)
Education and Health Debt held by Government Enterprises	404	416	416	383	339	324
Other Debt of Crown Organizations	260	260	258	221	243	173

Subtotal	(5,598)	(4,687)	(3,736)	(2,099)	(2,264)	(2,339)

Total Summary Borrowings, Guarantees & Obligations	15,569	14,708	14,221	14,069	13,509	13,485

Adjustments to arrive at Summary Net Debt
Guarantees	(402)	(402)	(352)	(675)	(491)	(660)
Net Financial Assets	(3,358)	(3,206)	(3,681)	(2,929)	(2,433)	(2,102)

Summary Net Debt	11,809	11,100	10,188	10,465	10,585	10,723

Summary Net Debt as percentage of GDP	23.0	21.6	21.1	23.4	25.6	27.1
Numbers may not add due to rounding.

NOTES
•	Actual numbers for summary expenditures for 2005/06 and earlier do not include public schools as this information is not available in a GAAP format. The above results and the statistics associated with these results would change if public schools were included.

•	The 2008/09 Forecast is based on the Third Quarter Financial Report.

•	Historical information has been restated to be consistent with changes in accounting policies.

BUDGET 2009 / 23
Manitoba Summary Financial Statistics

	2009/10	2008/09	2007/08	2006/07	2005/06	2004/05
	Budget	Forecast	Actual	Actual	Actual	Actual
			(Percentage Change)
Annual Change
Income Taxes	(4.4)	6.0	8.6	5.1	3.5	11.7
Other Taxes[1]	(1.1)	1.2	5.1	36.9	3.0	7.4
Fees and Other Revenue	1.1	(3.3)	8.4	(3.8)	11.0	8.7
Federal Transfers	4.2	9.4	8.3	7.0	(1.7)	16.2
Total Revenue	(0.4)	2.7	9.2	6.2	5.8	19.4
Health and Healthy Living	3.1	8.5	6.8	3.9	7.0	4.5
Education	4.2	(2.5)	9.2	28.7	(0.8)	6.5
Debt Servicing Costs	(4.6)	(1.5)	9.4	(8.0)	5.9	(4.3)
Total Expenditure	1.8	5.0	8.8	5.5	7.9	5.6
Summary Net Debt	6.4	9.0	(2.6)	(1.1)	(1.3)	(3.0)

	(Per cent)

Per cent of GDP
Income Taxes	5.2	5.5	5.5	5.5	5.6	5.7
Other Taxes[1]	6.4	6.5	6.8	7.0	5.5	5.6
Fees and Other Revenue	3.1	3.1	3.4	3.3	3.7	3.5
Federal Transfers	8.0	7.7	7.5	7.4	7.5	8.0
Total Revenue	24.8	24.9	25.8	25.5	25.9	25.7
Health and Healthy Living	9.2	8.9	8.8	8.8	9.2	9.0
Education	6.4	6.1	6.7	6.6	5.5	5.8
Debt Servicing Costs	1.5	1.6	1.7	1.7	2.0	1.9
Total Expenditure	24.7	24.3	24.6	24.4	25.0	24.2
Summary Net Debt	23.0	21.6	21.1	23.4	25.6	27.1

Per cent of Revenue
Income Taxes	21.1	22.0	21.3	21.4	21.7	22.1
Other Taxes[1]	25.9	26.1	26.4	27.5	21.3	21.9
Fees and Other Revenue	12.4	12.2	13.0	13.1	14.5	13.8
Federal Transfers	32.2	30.8	28.9	29.2	28.9	31.1
Net Income (Loss) of Government Business Enterprises	6.4	6.4	7.6	5.5	8.9	6.7
Sinking Funds and Other Earnings	1.9	2.5	2.7	3.3	4.7	4.4

	(Dollars)

Dollars Per Capita
Total Revenue	10,474	10,578	10,419	9,614	9,101	8,639
Total Expenditure	10,434	10,310	9,937	9,205	8,767	8,160
Debt Servicing Costs	631	666	684	630	688	653
Summary Net Debt	9,717	9,188	8,535	8,837	8,982	9,136

Memorandum Items
Population (000’s) *	1,215.2	1,208.0	1,193.5	1,184.0	1,178.3	1,173.6
GDP at Market Prices	51,429	51,275	48,225	44,728	41,402	39,499
Source: Manitoba Finance

*	official population July 1

[1]	Other Taxes for 2005/06 and earlier do not include property taxes charged by public school divisions.

Budget Paper B

SUPPLEMENTARY
FINANCIAL INFORMATION

SUPPLEMENTARY FINANCIAL INFORMATION
Contents

SPECIAL ACCOUNTS	1
Fiscal Stabilization Account	1
Debt Retirement Account	2
Pension Assets Fund	3
CAPITAL INVESTMENT – REPLACEMENT VALUE OF PUBLIC ASSETS	6
CAPITAL INVESTMENT – CORE GOVERNMENT	7
LOAN REQUIREMENTS	8
BORROWING REQUIREMENTS	10
SUMMARY NET DEBT	11
INTERPROVINCIAL COMPARISONS	12
APPENDIX A: WHAT IS MODERNIZING GOVERNMENT?	13

BUDGET 2009 Supplementary Financial Information / B1
■ SPECIAL ACCOUNTS
Fiscal Stabilization Account
The presentation of the Fiscal Stabilization Account (FSA) balance was modified in 2004/05 to reflect the deposit into the Account of $210 million in pre-funding of health programming. The FSA now reports on health programs and general programs component revenues, expenditures and balances.
The FSA is projected to have a total balance of $742 million as at March 31, 2009, after a draw of $47 million for wait-time reduction programming and other health-related programming, with a draw of $49 million for general requirements, including $13 million related to ecoTrust. The health programs component balance will be $104 million, while the general programs component will end 2008/09 with a $638 million balance.
The budgeted draw in 2009/10 is $47 million for wait-time reduction programming and other health-related programming and $61 million for general requirements, including $13 million related to ecoTrust. The health programs component balance as at March 31, 2010 is budgeted at $57 million. The general programs component will end 2009/10 with a $577 million balance.
To support the accelerated level of infrastructure investment, in 2009/10 instead of providing interest earnings to the fiscal stabilization account, the funds will be used to offset increases in amortization required to support capital expenditures within departments.
Fiscal Stabilization Account
Revenue, Expenditure and Balance
Projection as at March 31, 2010 and March 31, 2009
Millions of Dollars

	2009/10	2008/09
	Budget	Forecast
Total Account Balance, Beginning of Year	742	818

Health Programs
Balance, Beginning of Year	104	148
Interest Earnings	—	3
Core Government Transfers
Wait-time Reduction Programming and Other Health-related Programming	(47)	(47)

Balance, End of Year	57	104

General Programs
Balance, Beginning of Year	638	670
Interest Earnings	—	17
Core Government Transfers
General	(48)	(36)
ecoTrust	(13)	(13)

Balance, End of Year	577	638

Total Account Balance, End of Year	634	742

B2 / Supplementary Financial Information BUDGET 2009
Debt Retirement Account
In 2009/10, a deposit of $20 million will be made for debt retirement.
As required by legislation, the Account was collapsed in 2004/05, leaving a nil balance at the beginning of 2005/06. In 2008/09, the Allocation Committee determined that $55 million of the deposit will be transferred to the Pension Assets Fund, leaving a balance of $136 million at March 31, 2009.
Interest earnings for 2009/10 are expected to be approximately $1 million.
In 2009/10 it is anticipated that there will be a $10 million allocation to the pension liability.
Debt Retirement Account
Revenue, Expenditure and Balance
Projection as at March 31, 2010 and March 31, 2009
Millions of Dollars

	2009/10	2008/09
	Budget	Forecast
Account Balance, Beginning of Year	136	78
Revenue
Core Government Transfer	20	110
Interest	1	3

	21	113

Expenditure
Transfer to Pension Assets Fund	(10)	(55)

Account Balance, End of Year	147	136

BUDGET 2009 Supplementary Financial Information / B3
Pension Assets Fund
It is anticipated that there will be a $10 million allocation to the Pension Assets Fund for 2009/10 from the Debt Retirement Account. The balance will also increase for 2009/10 as a result of the Government’s plan to set aside an additional $330 million in funding in order to continue addressing the Province’s unfunded liability for the Civil Service Superannuation Fund (CSSF).
During the year, the Government continued on its commitment to fund the Province’s unfunded pension liabilities. As part of this commitment, the Province changed the trust conditions of the funds held in the Pension Asset Fund to clarify that these funds are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with Generally Accepted Accounting Principles (GAAP) for senior governments. Net investment earnings include the expected rate of return during the year as well as adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur but are recognized over the employee average remaining service life (EARSL).
The Fund is expected to have a balance of $2,889 million by the end of the 2009/10 fiscal year.
Pension Assets Fund
Projection as at March 31, 2010 and March 31, 2009
Millions of Dollars

	2009/10	2008/09
	Budget	Forecast
Balance, Beginning of Year	2,599	2,242

Contributions and Revenue

New Investment	330	350
Debt Retirement Account	10	55
Net Investment Earnings	58	48
Departments and Crown Corporations	136	130

	534	583

Transfers
TRAF and CSSF payments	(244)	(226)

Balance, End of Year	2,889	2,599

B4 / Supplementary Financial Information BUDGET 2009
SUMMARY OF ACCOUNT/FUND ACTIVITY

	2009/10	2008/09	2007/08	2006/07	2005/06	2004/05	2003/04	2002/03
	Budget	Forecast	Actual	Actual	Actual	Actual	Actual	Actual
				(Millions of Dollars)
Fiscal Stabilization Account
Transfers to Account	2	2	128	110	31	405	13	4
Transfers from Account	(110)	(98)	0	0	0	0	(171)	(22)
Redemption of Repap Preferred Shares
Transfer re: Manitoba Telephone System
Investment Revenue	0	20	27	21	15	2	1	7
Balance, End of Year	634	742	818	663	532	486	79	236

Debt Retirement Account
Contribution	20	110	110	110	110	99	96	96
Interest Earnings	1	3	2	1	0	2	7	3
Transfers to Pension Assets Fund	(10)	(55)	(85)	(85)	(85)	(79)	(75)	(48)
Transfer for General Purpose Debt Reduction						(202)
Balance, End of Year	147	136	78	51	25	0	180	152

Pension Assets Fund
Transfers from Debt Retirement Account	10	55	85	85	85	79	75	48
Net Investment Earnings	58	48	16	67	61	31	38	(6)
Net Current Service Contributions	(108)	(96)	(60)	10	8	6	3	2
TRAF/CSSF Funding	330	350	1,502
Balance, End of Year	2,889	2,599	2,242	699	537	383	267	151

BUDGET 2009 Supplementary Financial Information / B5

2001/02	2000/01	1999/00	1998/99	1997/98	1996/97	1995/96
Actual	Actual	Actual	Actual	Actual	Actual	Actual
		(Millions of Dollars)
							Fiscal Stabilization Account
63	40	11	31	76	91	157	Transfers to Account
(150)	0	(185)	(186)	(100)	0	0	Transfers from Account
						20	Redemption of Repap Preferred Shares
					265		Transfer re: Manitoba Telephone System
14	15	12	17	11	11	3	Investment Revenue
247	320	265	427	565	577	210	Balance, End of Year

							Debt Retirement Account
96	96	75	150	75	0	0	Contribution
5	0	0	4	1			Interest Earnings
(75)	(21)	0	0	0			Transfers to Pension Assets Fund
		(305)					Transfer for General Purpose Debt Reduction
101	75	0	230	76			Balance, End of Year

							Pension Assets Fund
75	21						Transfers from Debt Retirement Account
2	0						Net Investment Earnings
9	0						Net Current Service Contributions
							TRAF/CSSF Funding
107	21						Balance, End of Year

B6 / Supplementary Financial Information BUDGET 2009
■ CAPITAL INVESTMENT – REPLACEMENT VALUE OF PUBLIC ASSETS
Over the years, Manitoba’s communities and the economy have benefited from many investments in general assets such as schools, health facilities and public service buildings as well as infrastructure assets such as roads, water control structures and parks. To meet the needs of today’s and future generations it is necessary to invest in renewal of the current assets. These assets have contributed to vital public services, including learning, health, physical access and electronic access to other government programs, as well as providing the infrastructure for economic and community development. The public good provided by these investments is immeasurable. However, it is estimated that the insured or replacement value of these investments exceeds $36 billion, an increase of $5 billion from 2008/09.
Replacement Value of Public Assets1
Per cent of Total
Totals may not add due to rounding.

BUDGET 2009 Supplementary Financial Information / B7
■ CAPITAL INVESTMENT – CORE GOVERNMENT
Provincially owned capital assets such as highways, waterways, buildings, machinery and computer systems are amortized over their useful life based on established guidelines for amortization (see Appendix B of the 2009/10 Estimates of Expenditure). The amortization and interest costs are borne by departments that are responsible for each asset and are reflected as annual costs related to capital assets. In total, costs related to capital assets are estimated at $252 million in 2009/10, an increase of $18 million from 2008/09. In 2009/10, departmental appropriations include $135 million for amortization and $137 million for allocation of interest.
Authority for the annual cost to acquire provincially owned assets is reflected as Part B – Capital Investment which totals $754 million in 2009/10, an increase of $168 million from 2008/09, largely due to $110 million for increased investment in provincial roads and highways infrastructure, $50 million for increased investment in provincially owned buildings, equipment and information technology, and $7 million for parks and camping infrastructure.
Capital Investment, 2009/10
(Thousands of Dollars)

	2009/10	2008/09
	Budget	Budget*
General Assets
Government Services Capital Projects	125,000	88,000
Transportation Equipment and Aircraft	32,037	23,719
Information Technology Projects
Corporate Information Technology Projects	17,978	13,969
Advanced Education and Literacy	600	600
Competitiveness, Training and Trade	789	1,030
Family Services and Housing	855	900
Health and Healthy Living	3,241	1,500
Justice	1,205	1,364
Other Projects	262	442
Other Equipment and Buildings	4,847	4,553

	186,814	136,077

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	366,725	256,708
Manitoba Floodway Expansion	172,846	172,009
Water Control Infrastructure	10,600	11,400
Parks, Cottage and Camping Projects	16,757	9,711

	566,928	449,828

Total Capital Investment	753,742	585,905

*	The 2008/09 Budget has been restated to be consistent with the 2009/10 Budget presentation.

B8 / Supplementary Financial Information BUDGET 2009
■ LOAN REQUIREMENTS
The Loan Act provides borrowing and expenditure authority for the Government and its agencies to undertake self-sustaining programs, where self-sustaining means having the ability for repayment.
Incremental Loan Authority Requirements for Non-Budgetary Programs, 2009/10
(Thousands of Dollars)

The Loan Act, 2009
The Manitoba Hydro-Electric Board	$535,000
Manitoba Opportunities Fund	137,329
Manitoba Housing and Renewal Corporation	131,333
Business Support (including Manitoba Industrial Opportunities Program)	123,283
Post-Secondary Institutions	116,829
The Manitoba Lotteries Corporation	104,300
Manitoba Agricultural Services Corporation	60,332
Health Capital Program	30,186
Special Operating Agencies Financing Authority - Vehicles and Equipment Management Agency	23,000
Manitoba Student Aid Program	13,926
Communities Economic Development Fund	9,225
Rural Entrepreneur Assistance Program	8,656
Northern Affairs Communities	8,200
The Manitoba Water Services Board	5,740
Diagnostic Services Manitoba	4,268
Special Operating Agencies Financing Authority - Vital Statistics	1,272
Manitoba Film Guarantee Program	1,000
Leaf Rapids Town Properties Inc.	1,000
Special Operating Agencies Financing Authority - Companies Office	800
Special Operating Agencies Financing Authority - Pineland Nursery	300

$1,315,979

BUDGET 2009 Supplementary Financial Information / B9
Non-Budgetary Programs, 2009/10
(Thousands of Dollars)

The Manitoba Hydro-Electric Board	$1,248,000
Health Capital Program	170,904
Manitoba Housing and Renewal Corporation	169,744
Business Support (including Manitoba Industrial Opportunities Program)	144,820
Post-Secondary Institutions	136,300
Manitoba Opportunities Fund	118,000
Manitoba Agricultural Services Corporation	106,000
The Manitoba Lotteries Corporation	83,300
The Manitoba Water Services Board	36,691
Special Operating Agencies Financing Authority - Vehicles and Equipment Management Agency	33,552
Manitoba Student Aid Program	31,062
Diagnostic Services Manitoba	12,683
Communities Economic Development Fund	8,800
Northern Affairs Communities	8,200
Rural Entrepreneur Assistance Program	5,800
Miscellaneous Corporations, Agencies and Other Programs	18,129

$2,331,985

B10 / Supplementary Financial Information BUDGET 2009
■ BORROWING REQUIREMENTS
Manitoba’s borrowing requirements in respect of both general and self-sustaining borrowings is estimated to total $3.3 billion in 2009/10, of which $1.5 billion is required for refinancing purposes. New cash requirements of $1.8 billion are required for capital investments including the Manitoba Floodway Expansion, Manitoba Hydro and for the funding of the unfunded pension liability for the Civil Service Superannuation Plan. The Loan Act, 2009, provides incremental authority of $1.3 billion.
Borrowing Requirements 2009/10
(Thousands of Dollars)

		New Cash	Estimated	Borrowing
	Refinancing	Requirements	Repayments	Requirements
Government Business Enterprises
Manitoba Hydro	804,295	800,000	—	1,604,295
Manitoba Lotteries	9,144	50,000		59,144

Subtotal	813,439	850,000	—	1,663,439

Other Borrowings
General Purpose Borrowings	453,951	—	—	453,951
Capital Investment General Assets	74,070	—	—	74,070
Capital Investment Infrastructure Assets	—	450,000	—	450,000
Civil Service Superannuation Plan	—	330,000	—	330,000
Health Facilities	150,000	100,000	68,136	181,864
Other Crowns and Organizations	50,000	50,000	—	100,000

Subtotal	728,021	930,000	68,136	1,589,885

Total Borrowing Requirements	1,541,460	1,780,000	68,136	3,253,324

BUDGET 2009 Supplementary Financial Information / B11
■ SUMMARY NET DEBT
Change in Summary Net Debt
(Millions of Dollars)

2008/09 Summary Net Debt (forecast)	11,100

Net Investment in Tangible Capital Assets
Core Government	593
Other Reporting Entities	164

757
Less: Net income for the year
Core Government	(2)
Other Reporting Entities	(46)

(48)

Change in Net Debt	709

2009/10 Summary Net Debt (Budget)	11,809

Net debt is an important indicator of a government’s financial position as this highlights the affordability of future government service. Summary net debt represents the difference between the Government Reporting Entities’ (GRE’s) total liabilities, such as borrowing and financing, less its financial assets* – it reflects the residual liability that must be financed by future revenues. Net debt may grow in absolute terms from time to time, as needed investments in capital assets – like the Red River Floodway, highway infrastructure and economic stimulus investments – are made. These investments underpin and support Manitoba’s economic performance. It is important to measure changes in net debt against the growth of the economy, as measured by the nominal GDP.
Net financial assets and summary net debt as a percentage of GDP include the projected impact of changes in Other Comprehensive Income (OCI). OCI is unrealized gains and losses due to the change in fair market value of financial instruments held by certain entities or on changes in the exchange rate of debt in a foreign currency.
Changes in OCI are based upon “mark-to-market” variances at year end and therefore, are a one-day snapshot of a change in value when compared to the same day in the previous year. While changes in OCI can have a significant impact on the net debt to GDP ratio, there is no impact on net income because OCI is an unrealized gain or loss and only reflects a change to the book value at the end of the year.

*	Financial assets are liquid assets such as cash, investments, loans and accounts receivable that could be readily converted to cash.

			Net Debt
Fiscal Year	Net Debt	GDP	as a % of GDP
2003/04 Actual	11,052	37,314	29.6%
2004/05 Actual	10,723	39,499	27.1%
2005/06 Actual	10,585	41,402	25.6%
2006/07 Actual	10,465	44,728	23.4%
2007/08 Actual	10,188	48,225	21.1%
2008/09 Budget	10,922	50,367	21.7%
2008/09 Forecast	11,100	51,275	21.6%
2009/10 Budget	11,809	51,429	23.0%

B12 / Supplementary Financial Information BUDGET 2009
■ INTERPROVINCIAL COMPARISONS

Total Provincial Expenditure
Per Capita Increase from	Total Provincial Expenditure	Provincial Government
1999/00 to 2007/08	Per Capita, 2007/08	Expenditure on Health, 2008/09f

Net Tax Supported Debt to GDP	Major Federal Cash Transfers
Ratio by Province, 2007	Change from 1999/2000 to 2009/10

BUDGET 2009 Supplementary Financial Information / B13
■ APPENDIX A
     WHAT IS MODERNIZING GOVERNMENT?
Modernizing government means constantly improving the way government operates to ensure the provision of the best possible services to all Manitobans. It is about identifying what works and moving ahead with those efforts, while improving on activities and services that can be better achieved in a more effective, efficient, innovative and affordable manner.
A Made-In-Manitoba Approach to Modernizing Government
Modernization is not a one-time, one-department, or one-person job — it needs an overarching approach and the capacity to make adjustments with the total system in mind. Our efforts to continuously improve are focused on three fundamental areas:
1.	improving service delivery for citizens and businesses;

2.	strengthening the control and management of public resources; and

3.	strengthening the capacity of our civil service.
Improving Service Delivery for Citizens and Businesses
Continuous Citizen-focused Service Improvements
The Government has made a commitment to continuously improve the way it operates and delivers services to citizens. Ensuring the best possible services means leveraging technology and partnerships for simple, effective and innovative services. Following are some of our recent efforts to modernize services for citizens.
•	‘Just click and you’re there’ promotes manitoba.ca exclusively as a single point of entry to a wide range of Government programs and services. Key services currently available on-line include the child-care finder, career planning, on-line wait-times, highway conditions reports, student aid and campground reservations, with many more to come. In 2008, manitoba.ca had over 10 million visits.

•	Child Care On-line enables families to search on-line, 24 hours a day, for licensed child care in their neighbourhood and submit subsidy applications on-line. It also allows child-care providers to display information about their facility, the programs offered and current vacancies. In 2008, 933 licensed child-care facilities were listed on-line, representing 73% of all licensed child-care facilities in Manitoba. The on-line service is being updated to include a centralized child-care wait-list to show the availability of early learning and child care in the community.

•	The award-winning Parks Reservation Service allows citizens to book daily campsites, yurts, and cabins on-line 24 hours a day. It features an interactive website with services listings, pages that graphically show all the campsites in every park, and secure on-line credit card payment. There are over 60,000 reservations made each year through the service.

•	Manitoba’s on-line career development portal has been designed to aid Manitobans in obtaining the knowledge, abilities and confidence to set and achieve career goals while developing essential employability skills. The portal links users to existing career development information and applications, including those of other jurisdictions, and supports Manitobans in the development of essential skills for employability.

B14 / Supplementary Financial Information BUDGET 2009
•	Manitoba’s statutory publications e-commerce website will enable on-line ordering of Manitoba’s Acts and Regulations, reports of major public commissions and inquiries, legal forms and other publications related to Government programs and services.

•	My Student Aid Online (MySAO) is a 24 hour web service that interacts with students filling out student aid applications. With 90% of student loan applications now being completed on-line, the service has reduced student loan processing times from seven to approximately four weeks, resulting in greater efficiencies and more timely processing for applicants. Internet banking has also been introduced as an option for repayment of student loans.

•	The Government has leveraged information technology to make health care more accessible and affordable for all Manitobans. In 2008, Manitoba Health Links-Info Santé offered over 160,000 Manitobans quick, free health information and advice, 24 hours a day, seven days a week from registered nurses. The Family Doctor Connection Program responded to over 19,000 enquiries, providing citizens with the contact information of Manitoba family doctors accepting new patients in their area. MBTelehealth links medical expertise to local health care professionals in 50 communities across Manitoba, meaning more patients can stay in their communities for medical treatment.

•	Driver and Vehicle Licensing and the Manitoba Public Insurance Corporation (MPI) have merged to offer a ‘single-window’ service for all vehicle licensing, registration and insurance. The merger laid the groundwork for further service improvements, such as customers receiving licence and insurance renewal information in one envelope, doubling the number of outlets available for licensing service throughout the province, and allowing customers to renew their driver’s licence through any Autopac agent.

•	The Winnipeg Auto-theft Suppression Strategy is an innovative partnership between Manitoba Justice, MPI and the Winnipeg Police Service. This involves intensive monitoring and supervision of high-risk offenders. This strategy combined with other separate efforts such as Manitoba’s comprehensive car immobilizer installation program and tactical police enforcement by the City of Winnipeg have helped to decrease auto-theft rates by well over 50% since 2006. Savings to date have topped $58 million and Manitobans are seeing the benefit in lower Autopac rates which have decreased by 3.6% over the last two insurance years.

•	Bilingual Service Centres have enhanced the delivery of French and English language services in St. Boniface, St. Pierre-Jolys, Notre Dame de Lourdes and St. Laurent by providing access to federal, provincial and municipal services as well as community-based organizations in one location and in either official language. Services include business counselling, employment and economic development resource services, and in some cases residents can pay for municipal bills.

•	Specialized agricultural and community support services are offered to Manitobans through expanded offices now called Growing Opportunities Centres (GO Centres). GO Centres provide producers and rural communities with ‘single-window’ locations for services such as farm production, rural economic development, business development, leadership capacity building and production insurance. To date, 40 GO Centres have been established across Manitoba with 300 business development projects under way.

•	The Government has partnered with the Winnipeg Regional Health Authority to establish Community ACCESS Centres, which co-locate primary care services with health and social services such as child care co-ordination, supports for persons with disabilities, children’s special services, and community mental health. Sites were opened in River East in 2004 and Transcona in 2007, with a third downtown site scheduled to be opened later in 2009. Plans are under way for new ACCESS Centres in the Inkster and St. James communities.

BUDGET 2009 Supplementary Financial Information / B15
Streamlining and Improving Business Interactions
Since 1999, the Government has streamlined its interactions with businesses and enhanced the ability to deliver new services to the private sector. Launched in 2006, the Single Window for Business Initiative is making the province’s business services easier to find, easier to use and easier to understand whether accessed on-line, in person or by phone. Here are some of our recent efforts to modernize government interactions with businesses.
•	Created in 2006, Manitoba Competitiveness, Training and Trade (CTT) is dedicated to strengthening our Provincial economic strategy with a solid education and training strategy. CTT brings together industry and training to both grow Manitoba businesses, invest in skill development, and attract and retain skilled workers in Manitoba.

•	BizPal is an award-winning on-line service that combines federal, provincial and municipal permitting and licensing information to help Manitoba businesses identify which permits and licences they require and how to obtain them. It has been introduced in Winnipeg, Brandon and 15 other municipalities in Manitoba, available to more than two-thirds of Manitobans and continuing to expand.

•	The Manitoba business portal creates a more user-friendly web-based portal for provincial business information services, building upon the Biz Gateway and providing ‘single-window’ access to the province’s on-line business services and information. In 2008, over 120,000 users accessed a wide range of business information and services, including On-line Gas Permitting, and the Personal Property Registry.

•	The Invest in Manitoba website provides on-line, ‘single-window’ access to information for individuals and businesses seeking to invest or establish businesses in Manitoba. This site is focused on the international investment community and cuts across Government departments and agencies.

•	Manitoba’s overall competitive advantage has included reductions in red tape and paper burden for small businesses. Some reduction measures include the consolidation of administrative and compliance provisions under seven provincially administered taxation statutes to make it easier for businesses to understand what is required of them; reducing the frequency of filing sales tax remittances for small businesses, helping over 11,000 small business owners spend more time with customers and staff and not on paperwork; removing the sales tax registration and collection requirements for small home-based businesses; and increasing the threshold for Corporation Capital Tax quarterly installments, reducing paperwork and tax administration costs for an estimated 200 corporations that will be eligible to file annually instead of quarterly.

•	The Manitoba e-learning network has been established and is working toward the goal of 38 video conference sites across the province in Canada/Manitoba Business Service Centre Access Sites and GO Centres. This network allows entrepreneurs to access as many as 200 seminars each year.

•	TAXcess allows more than 40,000 businesses across Manitoba, Canada and the United States to apply for registration of their accounts, file returns and pay provincial taxes on-line, in both official languages. TAXcess allows 24/7 secure access to review account balances and amend returns previously filed.

•	The Provincial Nominee Program for Business is implementing “lean thinking” into its modernization efforts in order to cut the time it takes to approve an application for potential business investors. Our efforts to streamline this process will make it easier for immigrants and their families to successfully settle and establish their businesses in Manitoba. Since the program’s inception, there have been 237 initial business investments worth more than $115 million.

•	A new Job Referral Service System will be available for job seekers, employers and other third parties in the summer of 2009 to address Manitoba Hydro and Manitoba Floodway Authority’s requirements to deliver services and construction of

B16 / Supplementary Financial Information BUDGET 2009
new projects. The on-line service will also allow job seekers and other agencies to register, and employers to enter their job opportunities.
•	Manitoba’s Industry Sector Councils successfully bring together representatives from key stakeholder groups in industrial sectors across Manitoba to develop provincial work force policies. In 2008, the Government passed legislation to create the Advisory Council on Work Force Development, which will provide input into the development of Manitoba’s Labour Market Development Strategy as well as advice on labour market policy and programs.

•	Manitoba will appoint a new Manitoba Innovation Council to help develop innovative and commercialization strategies, while at the same time forming new and improved relationships between the business, research and investment communities.
Strengthening the Control and Management of Public Resources
Sound control, management and use of public resources are key to making government more effective, efficient, accountable and transparent. The Government has made sure that public spending remains under control and that every tax dollar invested into government delivers results in an effective and efficient way.
•	According to Statistics Canada, since 1999/2000, Manitoba’s total per capita expenditure growth has been the second lowest of all provincial governments. As well, Manitoba’s rank in total per capita spending has fallen from fifth highest to fourth lowest among all provinces. The Government plans to maintain its advantage by continuing to test new ways to reform government processes in order to improve services without increasing costs.

•	In tough economic times, it is particularly important for government to pursue efficiencies. Budget 2009 includes measures to optimize the use of public resources while managing overhead costs. Necessary corporate adjustments such as managing vacancies and reducing general operating costs are being implemented.

•	Manitoba has a plan to retire general purpose debt and to eliminate the Government’s pension liability. Over nine years the Government has committed $924 million to debt retirement and to reducing the Province’s unfunded pension liability. In the 2002 Budget, the Government announced a plan to make current service employer pension contributions for new employees. In Budget 2008, current service employer contributions for all employees were extended.

•	The Government has implemented reforms within existing Government organizations to better manage public resources, capitalizing on synergies, regional capabilities, expertise and talent. The appointment of a Healthy Living Minister focusses on creating conditions and supporting behaviours that promote the best possible health choices for everyone. Manitoba Water Stewardship now has sole responsibility for protecting and managing Manitoba’s high-quality water resources. Manitoba Science, Technology, Energy and Mines was created to better align existing resources in support of the development of energy, research and innovation as key contributors to the provincial economy. Through a process known as “clustering,” some internal administration, finance and information technology services have been reorganized to consolidate services in fewer administrative groups.
Total Provincial Expenditure
Per Capita Increase from
1999/00 to 2007/08

BUDGET 2009 Supplementary Financial Information / B17
•	The 2008 Balanced Budget, Fiscal Management and Taxpayer Accountability Act continues our commitment to achieving positive fiscal results. It also furthers our commitment to summary budgeting and reporting, while remaining consistent with the accounting standards established by the Public Sector Accounting Board for applying generally accepted accounting principles (GAAP) for public sector entities. These accounting standards are used by the Office of the Auditor General in assessing the Province’s financial statements’ compliance with GAAP.

•	Introduced in 2007, the Financial Management Strategy (FMS) – a statement of the Government’s priorities for sound financial management — further demonstrates the commitment to enhancing transparency and accountability. The FMS sets out what the Government intends to achieve over the next year and into the future. The results achieved are reported at the end of each year; the first report on outcomes was released in 2008. This gives the public a real opportunity to assess the success of the Government’s performance.

•	In 2008, the Comptrollership Change Management Initiative (CCMI) was launched to continue implementation of modern comptrollership practices in the Government. The CCMI will enhance the ability of departments to generate information that is accurate, relevant, understandable, and timely about their financial situation, their results relative to costs incurred, and mitigation strategies relative to financial and operational risks.

•	Planning for outcomes and performance measurement enhances both transparency and accountability by providing information on the actual impacts, benefits or changes experienced as a result of a program or government service. Departmental annual reports include key performance measures to provide Manitobans with meaningful and useful information about government activities, and their impact on the province and its citizens. The Budgeting for Outcomes Pilot Project is testing a comprehensive way of budgeting that defines desired outcomes for particular projects dealing with greenhouse gas reduction, and decides on the funding to be made available to achieve these outcomes.

•	In 2001, Manitoba’s Auditor General Act was reformed to establish an Auditor General of Manitoba. The previous Provincial Auditor’s Act was passed in 1969 and since that time the practice of legislative auditing and the relationships of legislative auditors to governments have evolved. Changes to the legislation have improved accountability of the Office of the Auditor General to the Legislature; clarified the mandate and authority of the Office of the Auditor General; and strengthened the scope of confidentiality requirements in the conduct of audits.

•	In 2008, The Freedom of Information and Protection of Privacy Act was modernized to maintain open and transparent government and better protect the individual privacy of Manitobans. Changes include the creation of an adjudicator to resolve access and privacy issues and the mandating of the regular disclosure of ministerial expenses. Improvements were also made to The Personal Health Information Act to better access personal health information and enhance public education to ensure Manitobans are aware of their privacy rights.

•	Manitoba’s Green Building Policy ensures that new Government-funded buildings are among the most environmentally and energy efficient in North America, helping to reduce energy expenditures and reliance on expensive, non-renewable fossil fuels. For example, by focussing on green retrofits and upgrades for operational savings, the NOR-MAN Regional Health Authority has saved $219,500 per year and reduced greenhouse gas emissions by an estimated 670 tonnes per year. It is projects like this that have made Manitoba number one in the country for energy efficiency two years running.

B18 / Supplementary Financial Information BUDGET 2009
Strengthening the Public Service Capacity
Modernizing Manitoba’s civil service is an ongoing process that faces two significant challenges in delivering on Manitoba’s priorities for the future: the increasing competition for new workers; and providing new and better services without increasing the cost to Government. Modernizing efforts work to effectively deal with these challenges.
•	The Government is committed to a Civil Service Renewal Strategy that aims to effectively manage human resources, advance an engaged and productive civil service, and maximize the competencies that employees bring to the workplace. Over 300 renewal actions have been implemented that focus on building leadership capacity, increasing diversity and modernizing human resources management. Examples include the Leadership Development Initiative, the corporate internship programs, and the development of new and improved human resources policies dealing with corporate learning, respectful workplaces, and ethics in the civil service.
•	The Provincial Civil Service Diversity Strategy sets a new and comprehensive approach to bringing together in one integrated effort a number of measures to promote further equity and diversity. Building on the principles of merit, equity and fairness, the strategy has committed to increase the number of well-qualified persons in the following equity groups: persons with disabilities, Aboriginal peoples, women, and visible minorities.
•	In 2008, job classification functions were consolidated to a single office in Government, improving both the timeliness and consistency of classification activities across all sectors of Government.
•	In 2007, The Public Interest Disclosure (Whistleblower Protection) Act was passed to provide a clear process for disclosing concerns about significant and serious wrongdoing in the Manitoba public service while providing protection from reprisal. The Act, the broadest of its kind in Canada, helps ensure the public sector operates within an environment of integrity, accountability and trust.
Future directions
The Government supports continuous internal review and reform in order to provide Manitobans with affordable, innovative and effective Government operations, programs and services. The Government will continue to emphasize reforms that improve accountability and transparency, two important goals of modern government.

Budget Paper D

TAXATION
ADJUSTMENTS

TAXATION ADJUSTMENTS

Contents

SUMMARY OF 2009 TAX MEASURES	1

PERSONAL MEASURES	2
Education Property Tax Credit	2
Registered Disability Savings Plan	2
Primary Caregiver Tax Credit	3
Community Enterprise Development Tax Credit	3
Mineral Exploration Tax Credit	4

HEALTH, FARM AND GREEN MEASURES	4
Tobacco Tax and Enforcement	4
Waste Reduction and Recycling Support Levy	4
Green Energy Equipment Tax Credit	5
Riparian Tax Credit	6
Retail Sales Tax – Manure Slurry Tanks and Lagoon Liners	6
Odour Control Tax Credit	6

MEASURES FOR BUSINESSES	7
Small Business Rate and Dividend Tax Credit	7
Community Enterprise Investment Tax Credit	7
Co-op Education and Apprenticeship Tax Credits	8
Mining Tax	9
Research and Development Tax Credit	9

CHANGES PURSUANT TO THE TAX COLLECTION AGREEMENT	10
Home Buyers’ Plan withdrawal limit	10
Capital Cost Allowance on manufacturing machinery and equipment	10
Capital Cost Allowance on computer hardware and systems software	10
Deductibility of interest payments by Canadian companies	10

OTHER CHANGES	10
Retail Sales Tax – Educational Workbooks	10
Gasoline & Motive Fuel Tax – Aviation Fuel	10
Gasoline & Motive Fuel Tax – Forestry	11

TECHNICAL AND ADMINISTRATIVE MEASURES	11
Book Publishing Tax Credit	11
Definition of Class A shares for labour-sponsored venture capital corporations	11
Tax-Free Savings Account shares’ eligibility for tax credits	11
Beneficiary designation for Tax-Free Savings Accounts	11

CONTACTS FOR FURTHER INFORMATION	12

PERSONAL TAX SAVINGS SINCE 1999	13

MANITOBA INCOME TAX SAVINGS FOR TYPICAL TAXPAYERS	14

MANITOBA INCOME TAX SINCE 1999	15

2009 INTERPROVINCIAL COMPARISON OF TAX RATES	16

FEDERAL AND MANITOBA INCOME TAX RATES, 2009	16

APPENDIX: MANITOBA TAX EXPENDITURES 2008/09	18

BUDGET 2009 Taxation Adjustments / D1
■ SUMMARY OF 2009 TAX MEASURES
     A negative number represents a tax saving.

	2009/10	Full Year
	(Millions of Dollars)
Ongoing Reductions [1]
Personal Tax reductions	-35.2	-35.2
Business Tax reductions	-53.7	-93.6
Farmland School Tax Rebate [2]	-2.2	-2.2

	-91.1	-131.0

Personal Measures
Education Property Tax Credit basic amount increased [2]	-16.4	-16.4
Manitoba Mineral Exploration Tax Credit extended and increased	-1.0	-1.5

	-17.4	-17.9

Health, Farm and Green Measures
Tobacco Tax increased	9.0	9.0
Waste Reduction and Recycling Support Levy introduced [3]	3.3	7.6
Green Energy Equipment Tax Credit enhanced	-0.2	-0.2
Riparian Tax Credit enhanced and extended [2]	-0.1	-0.1
Retail Sales Tax exemption on manure tanks and lagoon liners made permanent	-0.1	-0.1
Odour Control Tax Credit extended	-0.1	-0.1

	11.8	16.1

Measures for Businesses
Small business tax rate reduced to zero	-0.3	-9.5
Capital Cost Allowance rates extended: manufacturing machinery, computers [4]	-5.2	-7.3
Community Enterprise Investment Tax Credit enhanced	-5.0	-5.0
Advanced Level Apprentices Hiring Incentive introduced	-0.6	-3.0
Interest deductibility on certain foreign affiliate loans restored [4]	0.0	-2.4
Mining Tax rates reduced	-1.7	-1.7
Research and Development Tax Credit enhanced	-0.3	-1.0

	-13.1	-29.9

Other Changes	-0.7	-0.9

Total Changes, 2009 Budget	-19.4	-32.6

Total Changes Including Ongoing Tax Reductions	-110.5	-163.6

[1]	Ongoing tax reductions are those that were announced in previous budgets to take effect in 2009:

(a) the increase in the Basic Personal, Spousal and Eligible Dependent amounts;

(b) the reduction in the first bracket rate and the increase in the bracket thresholds;

(c) enhancements to the Personal Tax Credit and commencement of the Primary Caregiver Tax Credit;

(d) the decrease in both Corporation Income Tax rates;

(e) the reduction in the Corporation Capital Tax rates;

(f) the increase in the Farmland School Tax Rebate from 70% to 75%.

[2]	Expenditure program.

[3]	The amounts are targeted for recycling and waste management and are not revenue in the Consolidated Fund.

[4]	Parallels 2009 federal budget changes, pursuant to the Tax Collection Agreement.

D2 / Taxation Adjustments BUDGET 2009
■ PERSONAL MEASURES
EDUCATION PROPERTY TAX CREDIT
(2009/10 expenditure impact: $16.4 million)
The basic amount of the Education Property Tax Credit (EPTC) is increased from $600 to $650 in 2009.
Homeowners with sufficient property taxes will have this amount subtracted from their 2009 property tax bills, with the Province reimbursing school divisions and municipal governments accordingly. Renters with sufficient occupancy costs will receive the increased amount when they file their 2009 income tax return in the spring of 2010. The basic amount of the EPTC is not income-tested and is especially beneficial to many low-income households that do not pay income tax.
This measure saves homeowners and renters $16.4 million on a full-year basis.
For more information, contact Location B, page D12
PERSONAL INCOME TAX
Registered Disability Savings Plan
(2009/10 revenue impact: not applicable)
The taxable portion of withdrawals from Registered Disability Savings Plans (RDSPs) will be excluded from family net income for the purposes of three refundable Manitoba tax credits.
RDSPs were introduced effective December 2008. Eligibility for RDSPs coincides with eligibility for the disability income tax credit, and is not restricted to minors. Anyone can contribute to a person’s RDSP. However, a beneficiary must be under 51 years of age for a contribution to qualify for the additional federal Canada Disability Savings Grant or Canada Disability Savings Bond. Contributions can be made until the year in which the beneficiary turns 59, to a maximum lifetime $200,000 per beneficiary. There is no minimum age for a beneficiary to register an RDSP, but withdrawals must be made starting at age 60.
Payments from the RDSP to a beneficiary are taxable, in part. The taxable portion of the RDSP withdrawal will not be included as family net income for purposes of three refundable Manitoba individual tax credits: the Education Property Tax Credit, the School Tax Credit for Homeowners, and the Personal Tax Credit.
It is estimated that 11,000 Manitobans with disabilities could potentially benefit from RDSPs. Without this change in family net income, RDSP drawings would eventually claw back an individual RDSP beneficiary’s tax credits. The amendment to family net income will progressively eliminate the clawback of an estimated $550,000 in tax credits as take-up and accumulations in RDSPs ramp up over the years.
For more information, contact Location B, page D12

BUDGET 2009 Taxation Adjustments / D3
Primary Caregiver Tax Credit
(2009/10 revenue impact: not applicable)
Changes in this program will ensure that caregivers of adults and children with disabilities in two major social programs will be able to access the tax credit more easily.
The Primary Caregiver Tax Credit (PCG-TC) was introduced in the 2008 Budget, commencing in the 2009 tax year, to provide recognition and financial support to individuals who serve as volunteer primary caregivers for more than three continuous months. This program builds upon the Manitoba Home Care Program, and is intended to help care recipients live independently as long as possible. Caregiving must be provided without remuneration to a person requiring a certain minimum level of care or supervision due to barriers caused by mental or physical health issues. The primary caregiver may be a spouse, parent, or other relative; a neighbour; or a friend of the person receiving care.
Starting in 2009, the Department of Family Services and Housing (FSH) will be authorized to assess participants of two of its major programs to determine whether the participants’ caregivers may be eligible for the PCG-TC. The FSH programs are the Supported Living Program, which assists adults with intellectual disabilities to live independently, and the Children’s Special Services Program, which supports families who care for children with developmental or physical disabilities living at home. FSH will proactively seek to identify and assess program participants so that eligible caregivers may take advantage of the tax credit.
For the caregivers to be eligible for the credit, the PCG-TC qualification criteria still apply to these FSH program participants: they must be assessed by FSH as requiring a level of care equivalent to Manitoba Home Care’s Level 2, 3 or 4. Once the FSH program participants are found to qualify, their caregivers may apply for the PCG-TC without additional approval from regional health authorities.
This new process is expected to facilitate take-up of the tax credit and streamline enrollment for up to about 3,700 FSH program participants and their primary caregivers. As is the case for all caregivers, there is a three-month qualification period, toward which caregiving as early as October 1, 2008 is counted. This will enable long-time caregivers of qualified FSH program participants to receive the PCG-TC for the full 2009 tax year.
The PCG-TC is a fully refundable Manitoba tax credit worth up to $1,020 per year per care recipient, claimable when the caregiver files her/his personal income tax return for the year in which the credit is earned. Only one person may be designated as the care recipient’s primary caregiver at any one time. A caregiver may not earn the credit for more than three care recipients at one time.
For more information, contact Location H, page D12
Community Enterprise Development Tax Credit
(2009/10 revenue impact: not applicable)
The maximum value of issuable shares that a business can apply for under this program is doubled from $500,000 to $1,000,000, commencing in 2009.
The Community Enterprise Development Tax Credit was introduced in Budget 2003 and encourages Manitobans to invest in community-based enterprise development projects. This non-refundable personal income tax credit is equal to 30% on a maximum $30,000 investment in equity capital.
For additional information contact Location G, page D12

D4 / Taxation Adjustments BUDGET 2009
Mineral Exploration Tax Credit
(2009/10 revenue impact: $-1.0 million)
The rate of this credit is increased and the program is extended to cover share agreements entered into before April 1, 2012.
The Mineral Exploration Tax Credit was introduced in Budget 2002 as a 10% non-refundable personal income tax credit that reduces Manitoba income tax otherwise payable. The credit is earned when a Manitoba taxpayer purchases flow-through shares in qualifying exploration companies to finance Manitoba mineral exploration projects. Combined with the 15% renewed federal exploration tax credit, this gives an additional incentive to invest in exploring for minerals in Manitoba.
The credit will increase in two steps: to 20% on flow-through share agreements entered into from April 1, 2009 until March 31, 2010, and to 30% on flow-through share agreements entered into from April 1, 2010 until March 31, 2012.
The full-year cost of these tax credit changes is $1.5 million.
For additional information contact Location D, page D12
■ HEALTH, FARM AND GREEN MEASURES
Tobacco Tax
(2009/10 revenue impact: $9.0 million)
The Tobacco Tax is increased effective midnight, March 25, 2009. The rate will rise on cigarettes from 17.5 cents to 18.5 cents per cigarette, on fine-cut tobacco from 16.5 cents to 17.5 cents per gram, and on raw leaf tobacco from 15 cents to 16 cents per gram.
Fines and penalties for tobacco tax offences will be increased and enforcement measures will be enhanced.
For more information, contact Location C, page D12
Waste Reduction and Recycling Support Levy
(2009/10 impact: $3.3 million)
A waste reduction and recycling support levy will be introduced on licensed municipal and private landfill operators.
Beginning July 1, 2009, the largest operators of Class 1 landfills will be required to pay $10 per tonne of waste delivered to their landfills. In 2010, the remaining Class 1 licensed landfill operators will be required to pay the weight-based levy on waste delivered after 2009. Class 2 and Class 3 operators will begin to pay the weight-based fee no later than 2011.
Of the revenue collected, 80% will be rebated to municipalities to further promote recycling in Manitoba, and 20% will fund increased provincial programs for e-waste and hazardous waste collection across Manitoba.
On a full-year basis this measure will generate an additional $7.6 million towards recycling, e-waste and hazardous waste management. This amount will have no impact on the Province’s Consolidated Fund.
For more information, contact Location J, page D12

BUDGET 2009 Taxation Adjustments / D5
Green Energy Equipment Tax Credit
(2009/10 revenue impact: $-0.2 million)
The Green Energy Equipment Tax Credit is extended to solar thermal energy systems purchased for use in Manitoba starting in 2009.
This refundable income tax credit was introduced in Budget 2007 for prescribed renewable energy resource equipment manufactured or purchased for use in Manitoba. In 2008, geothermal ground source heating systems were made eligible for the tax credit in conjunction with the introduction of the Geothermal Energy Incentive Program administered by the Department of Science, Technology, Energy and Mines. The tax credit will now be expanded to include solar thermal heating equipment. Purchasers who install specified solar heating equipment in Manitoba will qualify for a refundable 10% Green Energy Equipment Tax Credit on the eligible capital costs.
Capital costs include invoiced costs of the solar heating system, as well as taxes – Manitoba sales tax, federal Goods and Services Tax, excise and customs taxes – and other costs related to acquiring and making the system operational – such as insurance, freight, installation and design. The costs must be incurred and paid. Any other government assistance received for purchasing or installing the system will reduce the amount claimable under the tax credit. Borrowing costs are not eligible.
Specified equipment must be conventional active solar heating equipment that is or will be used primarily for the purpose of heating liquid or gas, including:
•	solar collectors,

•	solar energy conversion equipment,

•	solar water heaters,

•	energy storage equipment,

•	control equipment, and

•	equipment designed to interface solar heating equipment with other heating equipment, but not including
•	a building or part of a building (other than a solar collector that is not a window and that is integrated into a building),

•	equipment used to heat water for use in a swimming pool, or

•	equipment that distributes heated air or water in a building.
Specified equipment must be new. Reconditioned or remanufactured equipment is ineligible for the credit. It is not, however, necessary to install a complete heating system in order to qualify for the credit.
Acceptable solar collectors must meet CSA Standard F378-87 or equivalent in order to qualify for the credit.
Where the equipment is for non-residential purposes (including multiple unit dwellings), the system must have a signed commissioning report attested by a professional engineer. If the installation is for a residential hot water system, the contractor must have successfully completed Level 1 of the Installer Certification Program for Residential Systems offered by the Canadian Solar Industries Association or be a certified installer, as may be prescribed.
Regulations implementing the above changes will be enacted in 2009.
For more information, contact Location B, page D12

D6 / Taxation Adjustments BUDGET 2009
Riparian Tax Credit
(2009/10 expenditure impact: $0.04 million)
The basic credit is doubled and the application deadline extended for the intake group running from 2009 through 2013.
The Riparian Tax Credit provides incentives to agricultural operators to commit themselves for five-year benefit periods to specific riparian management practices on the banks of waterways and on the shores of lakes.
The basic credit for all categories of riparian land is approximately doubled, which automatically doubles participants’ slope premium entitlements and increases the off-site watering component of the credit for some operators. In addition, the percentage premium for sloped riparian land is increased from 20% to 30% of the basic credit, and the off-site watering component of the credit will be made renewable for participants who complete one benefit period and sign up for the next available intake group.
The same enhancements will be made available to participants of previous intake groups whose benefit period is not yet expired.
For more information, contact Location B, page D12
Retail Sales Tax – Manure Slurry Tanks and Lagoon Liners
(2009/10 revenue impact: $-0.075 million)
The temporary sales tax exemption that was to expire June 30, 2009, is made permanent.
For more information, contact Location C, page D12
Odour Control Tax Credit
(2009/10 revenue impact: $-0.02 million)
The Odour Control Tax Credit (OCTC), which was scheduled to expire at the end of 2009, is extended to the end of 2011.
The OCTC was introduced in the 2004 Budget to encourage businesses to control nuisance odours that arise or may arise from the use or production of organic waste. Eligible expenditures include capital property acquired primarily for the purpose of preventing, reducing, or eliminating nuisance odours. Originally a 10% non-refundable corporate income tax credit, Budget 2006 expanded the credit by making it refundable to agricultural producers, including individual farmers. The maximum refundable credit is equal to the total of Manitoba income tax payable and the amount of property taxes paid on Manitoba farmland by the agricultural producer in the applicable year. Also in 2006, the credit was extended to include anaerobic digesters and it was made easier for eligible investments to qualify for the credit where odour control is a significant, but not necessarily the primary purpose, of a particular asset.
The extension through 2011 applies to both alternative ways of claiming the credit.
For more information, contact Location A, page D12

BUDGET 2009 Taxation Adjustments / D7
■ MEASURES FOR BUSINESSES
Small Business Rate and Dividend Tax Credit
(2009/10 revenue impact: $-0.3 million)
The small business income tax rate will be reduced to zero, effective December 1, 2010.
Accordingly, the Dividend Tax Credit on dividends other than eligible dividends will be adjusted to 1.75% starting with the 2011 taxation year. The Dividend Tax Credit rate is 2.5% for 2009 and 2010.
The full-year revenue impact of these changes is $-9.5 million.
Some corporations benefiting from the 0% small business income tax rate may still pay Manitoba corporation income tax on a portion of their taxable income: for example, where taxable income exceeds the small business income limit of $400,000, or where the corporation has income other than active business income (such as investment income). In these circumstances, Manitoba’s non-refundable Corporation Income Tax credits will continue to be of value and may be claimed. Other corporations benefiting from the 0% Corporation Income Tax rate may no longer pay Manitoba corporation income tax and their non-refundable tax credits may go unused after 2010.
Under federal income tax rules, provincial tax credits received or receivable are treated as government assistance and, as such, they reduce the applicable business cost when the tax credits are earned, regardless of whether they are claimed. In these circumstances, corporations will experience higher taxable income for federal and provincial income tax purposes. The Province is interested in determining how best to ensure that corporations benefiting from the 0% tax rate are also not disadvantaged because of Manitoba tax credits earned prior to 2011 that may go unclaimed. Additionally, measures will be required where provincial tax credits are earned after 2010 but go unclaimed. One option to address the latter situation may be to allow a corporation to waive or renounce a credit, as is currently permitted under the Manitoba Research and Development (R&D) Tax Credit.
Once the 0% small business income tax rate is enacted into law, Manitoba Finance will post a discussion paper on its website (http://www.gov.mb.ca/finance/index.html). Affected companies, their representatives, and others who wish to provide input are invited to do so before the end of 2009.
For additional information contact Location A, page D12
Community Enterprise Investment Tax Credit
(2009/10 revenue impact: -$5.0 million)
The maximum annual approval limit for this program is approximately doubled, from $16,667,000 to $33,000,000, commencing in 2009.
The credit is a non-refundable income tax credit equal to 30% on a maximum $450,000 investment in equity capital. It is available to both individual and corporate investors who acquire equity capital in emerging enterprises that require larger amounts of capital than community ownership can provide. The credit is available on eligible securities acquired after 2007 and before 2011.
For additional information contact Location F, page D12

D8 / Taxation Adjustments BUDGET 2009
Co-op Education and Apprenticeship Tax Credits
(2009/10 revenue impact: $-0.6 million)
A new component is added to this family of programs to encourage the hiring of advanced-level apprentices in high-demand trades, and all components are extended to December 31, 2011.
The Co-op Education & Apprenticeship Tax Credits (CEATC) is a family of programs that provide incentives to employers who offer work experience to young Manitobans. The Co-operative Education Tax Credit (CETC) was introduced in the 2003 Manitoba Budget for placement of students in post-secondary co-operative education programs. In 2006, the Co-op Graduates Hiring Incentive (COG-HI) extended the credit to cover hiring recent graduates of such programs. In 2008, the Journeypersons Hiring Incentive (J-HI) was added to provide a comparable tax credit to employers for hiring recent graduates of apprenticeship programs. These latter two components provide a credit of 5% of wages, net of other government assistance received or receivable, paid to a qualified graduate or journeyperson by the employer during each of two years of continuous full-time employment in Manitoba.
In December 2008, the government announced a new component, the Advanced-Level Apprentices Hiring Incentive (ALA-HI). In conjunction with the existing J-HI, this new component is intended to ease bottlenecks in high-demand trades, facilitating the Manitoba apprenticeship program at all levels.
The value of the new credit to the employer equals 5% of wages paid to the advanced-level apprentice for work performed in Manitoba, net of other government assistance received or receivable by the employer. The maximum credit for one apprentice completing one level is $2,500. There is no limit on the number of apprentices in respect of whom the employer can apply.
To become eligible, an employer hires an apprentice who is enrolling at an advanced level (Level 3, 4 or 5) in Manitoba on January 1, 2009 or later, and before the end of 2011. When the apprentice completes that level, the employer then earns an ALA-HI credit claimable in the company financial year in which it is earned.
Like all components of CEATC, the ALA-HI is fully refundable. Eligible employers include taxable corporations or exempt corporate entities (including not-for-profit agencies, Manitoba Crown entities, municipalities, universities, schools and hospitals). Unincorporated employers may claim the refundable credit on the individual income tax return.
The benefit of ALA-HI to employers on a full-year basis will be $3.0 million.

BUDGET 2009 Taxation Adjustments / D9
Example: ALA-HI and J-HI
In a trade where five levels are required, an employer who hires a Red Seal apprentice through all five levels and retains her as a certified journeyperson for a further two years after certification can earn up to $16,500 in federal and Manitoba tax credits: up to $4,000 under the federal Apprenticeship Job Creation Tax Credit for Levels 1 and 2; up to $7,500 in Manitoba ALA-HI tax credits for Levels 3 through 5; and up to $5,000 in Manitoba J-HI credits.
Example: CETC and COG-HI
An employer who hires a student in a participating co-operative education program for the maximum of five work placements each of 10 weeks or more, and then shortly after graduation provides permanent employment for the student for at least two years, can receive up to $10,000 in CETC and COG-HI benefits. There is no limit on the number of students for whom an employer can earn credits.
For more information on ALA-HI, contact Location E, page D12
For more information on CEATC, contact Location B, page D12, or visit: http://www.gov.mb.ca/business/cetc.html
Mining Tax Rate
(2009/10 revenue impact: $-1.7 million)
To maintain the health of Manitoba’s mining sector and to ensure that Manitoba’s mining tax regime remains competitive, the mining tax rate will be reduced from 18% to 17% effective July 1, 2009. In addition, a 15% rate will apply when operator profits are between $55 and $100 million and a 10% rate will apply when operator profits are under $50 million. Transitional tax rates will apply when operator profits are between $50 and $55 million or between $100 and $105 million.
The tax saving for mining companies as a result of this measure is expected to be about $1.7 million in 2009/10. The full-year amount will increase in subsequent years if commodity prices improve.
For additional information contact Location C, page D12
Research and Development Tax Credit
(2009/10 revenue impact: $-0.3 million)
To promote co-operation between corporations and research institutes, the 20% R&D Tax Credit will be made refundable for eligible expenditures incurred after 2009 by a corporation with a permanent establishment in Manitoba. Eligible scientific research and experimental development expenditures must be carried on in Manitoba under an eligible contract with a qualifying research institute, which will include post-secondary institutions and research institutes in Manitoba, as prescribed.
The refundable credit will benefit qualifying corporations that conduct R&D in priority areas involving biotechnologies and new technologies in such fields as medical science, the environment, agriculture, information, communications and computers, as prescribed.
The Department of Finance will work in 2009 with the Department of Science, Technology, Energy and Mines and with the Innovation Council to fully develop the refundable credit.
The full-year revenue impact of this measure is $-1.0 million.
For additional information contact Location A, page D12

D10 / Taxation Adjustments BUDGET 2009
■ CHANGES PURSUANT TO THE TAX COLLECTION AGREEMENT
The following measures parallel income tax changes announced in the federal 2009 budget. The full-year revenue impact of these measures is expected to be $-9.8 million.
Personal Tax Measures
(2009/10 revenue impact: $-0.06 million)
•	The Home Buyers’ Plan withdrawal limit (from Registered Retirement Savings Plans) is increased from $20,000 to $25,000.
For more information, contact Location K, page D12
Business Tax Measures
(2009/10 revenue impact: $-5.2 million)
•	The 50% accelerated Capital Cost Allowance on manufacturing machinery and equipment is extended to property acquired in 2010 and 2011.

•	Computer hardware and systems software acquired in 2009 and 2010 qualify for 100% capital cost allowance rate.

•	The proposed nondeductibility of interest payments by Canadian companies respecting foreign affiliates is repealed.
For more information, contact Location K, page D12
■ OTHER CHANGES
Retail Sales Tax – Educational Workbooks
(2009/10 revenue impact: $-0.18 million)
The sales tax exemption for books is expanded to include educational workbooks, effective May 1, 2009.
The full-year tax saving for Manitobans is $200,000.
For more information, contact Location C, page D12
Gasoline & Motive Fuel Tax – Aviation Fuel
(2009/10 revenue impact: $-0.5 million )
Effective July 1, 2009, the aviation fuel tax rate for domestic cargo flights is reduced from 3.2 cents to 1.5 cents per litre and the fuel tax exemption for international cargo flights is expanded, effective July 1, 2009, to include direct and indirect cargo flights to and from the United States. The exemption will be provided through a rebate program.
The full-year saving for airlines is $0.7 million.
For more information, contact Location C, page D12

BUDGET 2009 Taxation Adjustments / D11
Gasoline & Motive Fuel Tax – Forestry
(2009/10 revenue impact: $-0.02 million)
The fuel tax exemption for forestry companies is expanded, effective May 1, 2009, to include fuel used for forest renewal.
The full-year saving for forestry companies is $25,000.
For more information, contact Location C, page D12
■ TECHNICAL AND ADMINISTRATIVE MEASURES
•	The Book Publishing Tax Credit will be amended by changing the provision that ties the credit to books for which contracts were entered into after April 9, 2008 and before 2012 — to books published between the same dates. Books will also be recognized when the authors are paid by fee rather than by royalty.

For more information, contact Location I, page D12

•	The rules governing Class A shares for Manitoba registered labour-sponsored venture capital corporations will be changed to accommodate one or more series of Class A shares.

For more information, contact Location A, page D12

•	Individuals who, through a Tax-Free Savings Account, acquire eligible shares issued by a Manitoba-registered labour-sponsored fund, or shares approved under the Community Enterprise Development Tax Credit will qualify for Manitoba tax credits.

For more information, contact Location A, page D12

•	Legislation will be amended to allow Manitobans to designate, outside of a will, the beneficiaries of their Tax-Free Savings Accounts. For more information, contact Location A, page D12

BUDGET 2009 Taxation Adjustments / D13
■ PERSONAL TAX SAVINGS SINCE 1999
Personal Income Taxes, Education Property Tax Credits, Residential Education Support Levy and Farmland School Tax Rebate

												Cumulative
												Annual
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	Totals
	(Millions of Dollars)											(Millions of
												Dollars)
Income Tax Reductions
BUDGET
2000	9	68	34									111
2001		29	7	18								54
2002			15									15
2003					39							39
2005							30					30
2006							8	34				42
2007								25	51	28	16	120
2008									1	30	14	45
SUBTOTAL	9	97	56	18	39	0	38	59	52	58	30	455

Property Tax Reductions[1]
BUDGET
2000	26											26
2001		27										27
2002			10									10
2003				19								19
2004					23							23
2005						37						37
2006							39					39
2007								42	2	2	2	48
2008									25			25
2009										16		16
SUBTOTAL	26	27	10	19	23	37	39	42	27	18	2	271

Annual Totals	35	124	67	37	62	37	77	101	79	76	32	726

Cumulative Annual Totals	35	159	226	262	324	361	438	539	618	694	726
Totals may not add due to rounding.

[1]	Property tax reductions result from increases to the Education Property Tax Credit; implementation of, and subsequent increases in the Farmland School Tax Rebate; and reductions in the Residential Education Support Levy, which was phased out completely in 2006.

D14 / Taxation Adjustments BUDGET 2009
■ MANITOBA INCOME TAX SAVINGS FOR TYPICAL TAXPAYERS

				Annual		Cumulative
	Tax payable			Tax Savings	2009 Savings	Savings
Income	1999	2009		in 2009	over 1999	over 10 Years
	(Dollars)			(Dollars)	(Percentage)	(Dollars)
SINGLE PERSON[1]
10,000	88	-73	*	161	182.3%	1,053
20,000	1,369	1,127		242	17.7%	1,778
40,000	4,012	3,347		665	16.6%	4,421
70,000	9,153	7,274		1,879	20.5%	11,551
100,000	14,572	12,494		2,079	14.3%	13,477

FAMILY OF FOUR – ONE EARNER[1]

25,000	411	-132	*	543	132.2%	3,719
40,000	2,861	1,851		1,010	35.3%	6,741
60,000	6,625	4,599		2,026	30.6%	13,429
75,000	9,435	7,029		2,405	25.5%	15,546
100,000	13,951	11,622		2,329	16.7%	14,913

FAMILY OF FOUR – TWO EARNERS[1]

30,000	533	133		399	74.9%	3,064
40,000	1,360	904		457	33.6%	3,730
60,000	4,107	3,261		846	20.6%	6,585
80,000	7,169	5,691		1,478	20.6%	10,560
100,000	10,188	8,211		1,977	19.4%	13,371

SENIOR COUPLE[2]
30,000	39	-316	*	355	910.4%	2,625
40,000	1,667	823		845	50.7%	4,681
60,000	5,635	3,450		2,185	38.8%	10,708
80,000	8,893	6,495		2,397	27.0%	13,088
Note: Some values may differ from previous years’ tables due to changed assumptions regarding pension income splitting and the Personal Tax Credit.

[1]	It is assumed that taxfilers in the single and family examples have earned income and pay Canada Pension Plan and Employment Insurance premiums. In the two-earner family, it is assumed one taxfiler earns 60% of the income, and the other earns 40% and pays child-care fees. The Children’s Fitness Tax Credit is also claimed for one child in both family examples. For families with children, income does not reflect Universal Child Care Benefit entitlements but entitlements have been included in tax calculations.

[2]	For the senior couple example, it is assumed that both receive the Old Age Security Pension and only one spouse receives private pension income. The ability to split private pension income was offered beginning with 2007 therefore, for 2007 to 2009, it is assumed that private pension income is split 50/50.

*	A negative amount indicates an income tax rebate.

BUDGET 2009 Taxation Adjustments / D15
■ MANITOBA INCOME TAX SINCE 1999

One-Earner Family of Four at $40,000	Two-Earner Family of Four at $60,000

Single Individual at $70,000	History of Middle Bracket Rate Reductions

D16 / Taxation Adjustments BUDGET 2009
■ 2009 INTERPROVINCIAL COMPARISON OF TAX RATES
Shows rate applicable on December 31, 2009. Data as of March 25, 2009

	BC	AB	SK	MB	ON
Personal Income Tax
Top Marginal Rate (%)[1]	14.70	10.00	15.00	17.40	17.41
Health Care Premiums ($)[2]	1,296	—	—	—	0 to 900
Employer Payroll Tax (%)[3]	—	—	—	2.15	1.95
Corporation Income Tax (%)
Small	2.50	3.00	4.50	1.00	5.50
Large	11.00	10.00	12.00	12.00	14.00
Manufacturing	11.00	10.00	10.00	12.00	12.00
Small business threshold ($000)	400	500	500	400	500
Capital Tax (%)[4]	—	—	—	0.10	0.225
Manufacturers	—	—	—	—	—
Banks	1.00	—	3.25	3.00	0.675
Sales Tax (%)[5]	7.00	—	5.00	7.00	8.00
Diesel Fuel Tax (¢/l)[6]	15.00	9.00	15.00	11.50	14.30
Gasoline Tax (¢/l)[7]	14.50	9.00	15.00	11.50	14.70
Tobacco Tax (¢/cigarette)[8]	18.50	18.50	18.30	18.50	12.35
Corporation Income Tax Credits
Manufacturing (%)[9]	—	—	5.00	10.00	—
Research & Development (%)[10]	10.00	10.00	15.00	20.00	10.00

[1]	Top marginal provincial rates include surtaxes paid by taxpayers in the highest bracket. For more detailed interprovincial comparisons of personal income taxes, see The Manitoba Advantage.

[2]	The premium for BC is the family rate; lower rates apply for individuals. ON calculates premiums based upon taxable income: for incomes of $20,000 or less the premium is zero and the maximum premium of $900 is reached at an income of $200,600. The premiums for the QC Prescription Drug Plan are based on income and are a maximum of $570 for a single person and $1,140 for a family.

[3]	MB exempts firms with payrolls of less than $1.25 million. ON exempts firms with payrolls of less than $400,000. QC has graduated rates for firms with payrolls of under $5 million. NL exempts firms with payrolls of less than $1 million.

[4]	MB has a $10 million deduction and a 0.3% rate on taxable paid-up capital in excess of $21 million. ON has a $15.0 million deduction. QC has a $1 million exemption and graduated rate reductions for the range between $1 million and $4 million. NS has a $5 million exemption.
■ FEDERAL AND MANITOBA INCOME TAX RATES, 2009
Personal Income Tax Rates

Federal
Rate	Taxable Income Range

15%	$0 – $40,726
22%	$40,727 – $81,452
26%	$81,453 – $126,264
29%	over $126,264

Manitoba
Rate	Taxable Income Range

10.8%	$0 – $31,000
12.75%	$31,001 – $67,000
17.4%	over $67,000

BUDGET 2009 Taxation Adjustments / D17

QC	NB	NS	PE	NL
					Personal Income Tax
19.22	17.00	19.25	18.37	15.50	Top Marginal Rate (%)[1]
0 to 1140	—	—	—	—	Health Care Premiums ($)[2]
4.26	—	—	—	2.00	Employer Payroll Tax (%)[3]
					Corporation Income Tax (%)
8.00	5.00	5.00	2.10	5.00	Small
11.90	12.00	16.00	16.00	14.00	Large
11.90	12.00	16.00	16.00	5.00	Manufacturing
500	500	400	400	400	Small business threshold ($000)
0.24	—	0.15	—	—	Capital Tax (%)[4]
—	—	0.15	—	—	Manufacturers
0.48	3.00	4.00	5.00	4.00	Banks
7.50	8.00	8.00	10.00	8.00	Sales Tax (%)[5]
16.20	16.90	15.40	11.50	16.50	Diesel Fuel Tax (¢/l)[6]
15.20	10.70	15.50	7.10	16.50	Gasoline Tax (¢/l)[7]
10.30	11.75	16.52	19.95	18.00	Tobacco Tax (¢/cigarette)[8]
					Corporation Income Tax Credits
5.00	—	—	10.00	—	Manufacturing (%)[9]
—	15.00	15.00	—	15.00	Research & Development (%)[10]

[5]	Retail Sales Tax refers to general rate only. QC and PE apply the sales tax on top of QST- and GST-inclusive prices. Sales taxes in NB, NS and NL are harmonized with the federal Goods and Services Tax.

[6]	Vancouver and Victoria levy an additional 6 cents and 2.5 cents per litre respectively. BC additionally imposes a carbon tax of 4.04 cents per litre of diesel fuel. QC applies QST; NB, NS and NL apply HST. PE’s diesel fuel rate is set on a monthly basis, and has a flat and variable component, to a maximum of 20.2 cents per litre. The flat component is shown in the table.

[7]	Vancouver, Victoria and Montréal levy an additional 6 cents, 2.5 cents and 1.5 cents per litre respectively. BC additionally imposes a carbon tax of 3.51 cents per litre of gasoline. QC applies QST; NB, NS and NL apply HST. PE’s gas tax rate is set on a monthly basis, and has a flat and variable component, to a maximum of 15.8 cents per litre. The flat component is shown in the table.

[8]	SK, MB, NB, NS and NL apply sales tax to all tobacco products.

[9]	SK’s credit is fully refundable. 70% of MB’s credit is refundable. QC’s credit is fully refundable if under $250 million of taxable capital. PE’s credit is non-refundable.

[10]	BC’s is refundable for Canadian-controlled Private Corporations for expenditures up to $2 million. AB’s maximum credit is $400,000. SK, AB, ON, NB, NS and NL’s credits are refundable. MB’s credit is refundable for expenditures on new technologies (starting 2010) but otherwise is non-refundable.
Corporation Income Tax Rates

	Federal	Manitoba

Basic Rate	19.0%	12.0	%*
Small Business Rate	11.0%	1.0%
Small Business Threshold	$500,000	$400,000

*	Effective July 1, 2009

D18 / Taxation Adjustments BUDGET 2009
■ APPENDIX: MANITOBA TAX EXPENDITURES 2008/09
Introduction
Governments use the tax system to pursue social, cultural and economic objectives in two ways: by direct spending of the revenue raised, and by providing targeted tax preferences to promote specific types of activity or behaviour. The targeted tax preferences can be thought of as tax expenditures since they have much the same effect as direct government spending. For example, direct grants for small businesses, and tax credits for people who invest in small businesses, could have quite similar costs and results. A tax expenditure is measured as a deviation from a benchmark tax base. The expenditure can be in the form of a deduction, credit, preferential rate, deferral or exemption. Tax expenditures may target taxpayers (ex: individuals, corporations); activities (ex: farming, film production, manufacturing); property (ex: machinery, equipment); sources of income (ex: pensions); transactions (ex: RRSP contributions); or events (ex: involuntary dispositions).
Accounting for Tax Expenditures
Tax expenditure accounts promote accountability and transparency in government programming. Direct expenditure programs are subject to review and approval by the Legislature, and are published annually in the public accounts. Tax expenditures, on the other hand, are not recorded as individual line items but are absorbed into revenue estimates. Tax expenditures reduce government revenues that would otherwise have been available for various direct expenditures. Therefore, tax expenditure accounts not only help to enhance the visibility of programs, but promote public accountability as well. Departments routinely estimate and evaluate the cost of various tax incentives as part of the annual budget process. It is generally understood that tax expenditure accounting in no way evaluates tax policy, nor does it address the desirability of the tax provisions, or their usefulness in achieving tax policy objectives.

BUDGET 2009 Taxation Adjustments / D19
Limitations of Tax Expenditure Accounting
Tax expenditure accounting has important limitations that must be kept in mind when interpreting results. There are no formal accounting guidelines for tax expenditures. The value of each tax expenditure is estimated individually. Interactions between provisions are not taken into account. This has two effects. First, estimates for two or more tax expenditures cannot be added together to arrive at a combined value. Second, changing any one tax expenditure might affect the value of other tax expenditures. For example, changing something that is a deduction from income, such as RRSP contributions, would change reported net income. This in turn would change the value of tax credits, such as Manitoba’s Personal Tax Credit, that depend on net income. The combined value of the tax expenditures listed in the account is substantially less than the sum of the individual items.
Reporting Tax Expenditures
Manitoba’s tax expenditure accounts are separated into six sections: personal income tax, corporation income tax, payroll tax, retail sales tax, fuel taxes and corporation capital tax. The estimates are calculated from tax collection and departmental data. The estimates provided are for the 2008/09 fiscal year. They do not include measures announced in the 2009 Budget or measures announced in previous budgets for implementation after 2008/09. Certain Manitoba personal income tax credits have the characteristics of tax expenditures but are, in fact, accounted for in Manitoba’s Estimates of Expenditure. Examples include the Education Property Tax Credit and the Personal Tax Credit. These credits are not included in the tax expenditure table. For the sake of comparison, these credits are listed below.

2008/09
CREDITS ACCOUNTED FOR AS EXPENDITURE ITEMS	(millions of dollars)
Education Property Tax Credit (including the Advance)	251.0
Personal Tax Credit	43.0
Farmland School Tax Rebate	30.2
Community Enterprise Investment Tax Credit	6.3
School Tax Credit for Homeowners	2.0
Political Contribution Tax Credit (for individuals only)	1.1
Community Enterprise Development Tax Credit	0.2
Riparian Tax Credit	0.1

TOTAL	333.9

D20 / Taxation Adjustments BUDGET 2009
MANITOBA TAX EXPENDITURES, 2008/09

(Millions of Dollars)
PERSONAL INCOME TAX
(a) Adjustments to Income (in accordance with tax collection agreements)
Contributions to RRSPs	136.9
Capital gains inclusion rate	89.7
Contributions to RPPs	72.6
Lifetime capital gains exemption	25.9
Social assistance, WCB, and OAS/GIS (non-taxable income)	19.3
Union dues and professional fees	15.0
Child-care expenses	11.8
Pension income splitting	8.5
Northern Residents Deduction	5.8
Moving expenses	1.7
Scholarship and bursary income exemption	1.8
Tradespeople’s tool expense	0.4
Tax-Free Savings Account	0.2

(b) Non-refundable tax credits (basic credits provided federally and by all provinces)
Basic personal	593.1
CPP/EI	103.4
Family Tax Benefit	67.0
Charitable donations	66.1
Age	31.6
Tuition fees and education amount ($400/month)	26.0
Medical expenses	25.8
Spousal	21.5
Eligible dependant	15.9
Disability	12.8
Private pension	12.3
Caregiver	1.5
Student loan interest	1.0
Infirm dependants	0.1

(c) Other Manitoba Tax Measures
Tuition Fee Income Tax Rebate	9.7
Children’s Fitness Tax Credit	3.0
Foreign Tax Credit	2.8
Mineral Exploration Tax Credit	1.3
Primary Caregiver Tax Credit	1.0
Overseas Employment Tax Credit	0.5
Labour-sponsored Venture Capital Corporations Tax Credit	0.4
Adoption Expenses Tax Credit	0.1

BUDGET 2009 Taxation Adjustments / D21

(Millions of Dollars)
CORPORATION INCOME TAX
Low rate for small business	139.1
Manufacturing Investment Tax Credit	27.0
Film and Video Production Tax Credit	16.0
Research and Development Tax Credit	12.0
Green Energy Equipment Tax Credit	0.7
Book Publishing Tax Credit	0.5
Co-op Education and Apprenticeship Tax Credits	0.2
Interactive Digital Media Tax Credit	0.1
Odour Control Tax Credit	0.1

PAYROLL TAX
$1.25 million exemption	125.4
Exemption for interjurisdictional common carriers	12.6

RETAIL SALES TAX
Exemptions and Refund Programs
Groceries	191.3
Farm machinery and repairs	42.7
Farm and organic fertilizer	21.8
Prescription drugs and medicine	20.1
Books, free magazines and newspapers, and school yearbooks	17.3
Farm pesticides and herbicides	16.6
Medical supplies, appliances and equipment	13.2
Electricity used for manufacturing or mining	12.2
Natural gas for residential heating	11.6
Water supplied by a municipality	11.3
Children’s clothing and footwear	10.4
Custom software and computer programming	6.8
Vehicle trade-ins	5.8
Toll-free calls	5.4
Electricity for residential heating	4.8
Vehicle private buy/sell refunds	3.2
Direct agents and qualifying items used in manufacturing a product for sale — including drill bits and explosives used in the mining industry	2.8
Municipal exemptions (including the purchase of ambulances, fire trucks and related equipment, and gravel or sand purchased by a municipality for its own use)	1.5

Qualifying geophysical survey and explorations equipment, drill rigs and well servicing equipment used in oil and gas exploration and development	1.4

Feminine hygiene products	1.1
Mobile, ready-to-move and modular homes (point of sale reduction)	0.8
Films for public broadcast	0.4

D22 / Taxation Adjustments BUDGET 2009

(Millions of Dollars)
RETAIL SALES TAX (Continued)
Non-prescription smoking cessation products	0.4
Farm manure slurry tanks and lagoon liners	0.1
Qualifying geophysical survey and exploration equipment, and prototype mining equipment	0.1

FUEL TAX
Marked gasoline and diesel	39.0
Ethanol grant	24.3
Biodiesel exemption	0.1

CORPORATION CAPITAL TAX
Capital deduction	29.0
Manufacturers exemption	18.7
Credit unions and caisse populaires exemption	15.1
Co-operatives exemption	0.7
All estimates are based on the most complete information available at the time of publication.
In some cases new information may significantly revise earlier estimates.
Source: Manitoba Finance Estimates, March 17, 2009